UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.  20549


                               FORM 10-K


           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                  THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended      Commission file number 33-16541
   December 31, 1997

               STRUCTURAL DYNAMICS RESEARCH CORPORATION

     An Ohio Corporation       I.R.S. Employer
                               Identification No. 31-0733928

2000 Eastman Drive,           Telephone Number (513) 576-2400
Milford, Ohio  45150

 Securities registered pursuant to Section 12(b) of the Act: None
 Securities registered pursuant to Section 12(g) of the Act:

                            Title of class

                    Common Stock without par value

Indicate by check mark whether the registrant (1) has  filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
requirements for  the past 90 days.  Yes  X     No


Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]


As of March 18, 1998, 36,018,754 shares of Common Stock were outstanding. The aggregate market value of Common Stock held by non-affiliates was $771,621,688 at that date.


              DOCUMENTS INCORPORATED BY REFERENCE

List hereunder the following documents if incorporated by reference and the Part of the Form 10-K into which the document is incorporated:

Registrant's Annual Report to Shareholders for the year ended
December  31, 1997.
                      Part I, Part II and Part IV

Registrant's definitive Proxy Statement dated April 1, 1998.
                     Part II, Part III and Part IV
                                PART I

Factors That May Affect Future Results

Information  provided by the Company or by its  spokespersons may contain forward-looking statements. Such statements, made pursuant to the safe harbor established by securities legislation, are based on the estimates and assumptions of management at the time such statements are made. Forward-looking statements are subject to risks and uncertainties that may cause the Company's future results to differ from those disclosed in any forward-looking statement. Important information about the basis for management's estimates and assumptions is contained in "Factors That May Affect Future Results" included in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section in the SDRC 1997 Annual Report to Shareholders, which is incorporated by reference.

Item 1:   Business

General

Structural  Dynamics  Research Corporation  (the  Company  or
SDRC) is a leading supplier of mechanical design automation (MDA) software, product data management (PDM) software and related services within the worldwide mechanical computer-aided design, manufacturing and engineering (CAD/CAM/CAE) industry. The Company's mission is to provide software tools and services to significantly enhance SDRC's customers' mechanical product development and engineering processes.

The  Company's  software products and  services  provide  its
customers   with   an  integrated  solution  for   a   concurrent
engineering   design,   computerized   manufacturing,   and   the
management  of  product  life cycle information.   The  Company's
principal MDA software product, I-DEAS Master Series(TM), is an integrated CAD/CAM/CAE solution which allows manufacturers to optimize product performance and reduce costs by streamlining the product development process. The Company's I-DEAS Artisan Series(TM) product is aimed at the mid-level CAD/CAM/CAE market. SDRC's PDM
product,    Metaphase    Enterprise(TM)   software,    provides a
comprehensive, company-wide tool for the management  and  control of product information, configuration, release management and work flow. The Company's products and services are valuable to companies which must accelerate, improve and streamline design
processes   in   response   to   increased   competition    while
simultaneously designing and manufacturing mechanical products in
accordance  with  specific quality and cost  criteria.   A  broad
range of industries are potential users of these tools, with the highest concentration of users in the automotive, consumer and
industrial   electronics,  industrial  machinery  and   aerospace
industries.


Background

The Company was incorporated under the laws of the State of
Ohio in 1967. The Company was founded to provide advanced engineering consulting services, and over time, developed some of the industry's first mechanical engineering software packages to assist in its consulting efforts. After receiving strong customer interest in these software packages, the Company began marketing its software in the early 1970s.

Background - Continued

In  recent  years, the Company has made business acquisitions to expand its ability to develop and market new products to customers. In 1992, the Company and Control Data Systems, Inc. established Metaphase Technology, Inc. (Metaphase) as a joint venture company to develop product data management software. In January 1997, the Company acquired the remaining stock of Metaphase and certain assets of Control Data Systems, Inc.'s global PDM software sales and support business. In 1994, the Company and Siemens Nixdorf Informationssysteme AG formed the joint venture, SDRC Software and Services GmbH (SDRC GmbH), to supply mechanical CAD/CAM/CAE software and services in Central Europe. In 1995, the Company purchased the remaining interest of SDRC GmbH. Also in 1995, the Company merged its software products marketing and engineering services subsidiaries into a single subsidiary to provide both software products and related services. In June 1996, the Company completed the acquisition of Camax Manufacturing Technologies, Inc. (Camax) and its wholly owned subsidiaries. Camax provided the Company technology for computer-aided manufacturing software including computerized numerical control machining operations. In 1997, the Company acquired Computer Aided Systems for Engineering, Inc. which had been a third party author of certain I-DEAS drafting modules. The acquisition provided SDRC with full control of its product development for drafting and opportunity to facilitate the creation of new products.

Product Development


The Company works closely with its customers to identify their needs and define software enhancements to be incorporated into SDRC products. The Company generally develops new functionality internally through its product development staff. The Company also arranges with third party developers to provide specific functionality through royalty arrangements and software purchase agreements.

Development  of CAD/CAM/CAE and PDM technology is competitive and advances can occur rapidly. There are no assurances that the Company will be successful in developing new products and that new products will achieve sufficient market acceptance. Research and development expense were approximately $49,415,000, $34,018,000, and $26,507,000 in 1997, 1996, and 1995,
respectively.


I-DEAS Product Suite

The  Company  develops, markets and supports a  comprehensive
MDA software product called I-DEAS (Integrated Design Engineering Analysis Software) Master Series and a mid priced software product called I-DEAS Artisan Series. I-DEAS software allows engineers to design, simulate, test and manufacture product concepts faster than the time required using stand-alone or partially integrated software tools. As a result, the software is a tool to assist customers in developing higher quality products faster, at a lower cost, and to deliver products to the market in less time. The I-DEAS software is specifically designed and optimized to meet the needs of engineers who design products by using solid modeling technology. With the easy to learn user interface, users are able to create and view a "master model," a solid representation of a product that precisely defines its geometry and material characteristics.


I-DEAS Product Suite - Continued

I-DEAS Master Series software allows product development team members to work concurrently on the same project sharing this common master model. The master model can be easily understood by everyone concerned with the product, including representatives from management, marketing and manufacturing. It can be analyzed to evaluate the mechanical performance and structural integrity of the design concept, as well as to provide information that can be used to optimize product performance, study assembly sequences and assess "manufacturability".


The Artisan Series was specifically created to address the growing mid-price CAD market. Artisan provides high level design functionality to smaller design groups and companies while ensuring upward data compatibility and user migration to I-DEAS Master Series.

Metaphase Enterprise


SDRC   also  develops,  markets,  implements  and  supports
Metaphase Enterprise product data management software, which helps create, manage and control data associated with product information as it evolves through the product life cycle. Metaphase Enterprise is a modular PDM system designed to provide the depth and breadth of functionality customers require to meet current and future data management needs.


Metaphase Enterprise software helps customers improve the way they create, share, access, define and support their product data. For product developers, this means fast, reliable access to the application used to create them. Managers can accurately and reliably access information about work-in-process as well as documentation of the entire product life cycle. Metaphase
Enterprise(TM)   is  compatible with client/server environments
with distributed design and engineering departments.

Services

The Company provides customers with process automation and implementation services as well as technical applications software support, maintenance and training. Building on its extensive knowledge of mechanical design automation technology and engineering applications and processes, the Company offers a "total solution" by providing process automation and software implementation services for I-DEAS and PDM software. Engineering consulting services assist in the optimization of customers' product design and in the improvement of customers' development process. In addition, advanced training and knowledge transfer are provided to customers to enable them to integrate and optimize their MDA and PDM investment. Advanced computer simulation methods and in-depth application expertise are utilized for traditional or highly specialized computer technologies including design audits, product design, troubleshooting and engineering process design.


Services - Continued

Technical   applications  software  support  and  maintenance
service provides telephone "hotline" support and software maintenance corrections for licensed products and features. Software enhancement versions are also released during the term of the contract with documentation updates. In addition, other services are provided that enhance and maintain the customer's software investment.

The  Company  provides basic training for each major  software
package.   Advanced  training classes  are  offered  for  selected
applications to support continued growth of customer skills and to increase the productivity of those who utilize SDRC software.

Heterogeneous Environment/Platforms

The Company's software is available on the leading engineering workstations using UNIX and Microsoft NT operating systems. This hardware platform independence allows the Company's customers to operate in a heterogeneous environment, selecting and adding software modules for a broad range of hardware systems based upon their unique requirements. The productivity benefits of leading-edge capabilities, such as unprecedented ease-of-use, team-oriented product development, best-in-class design, performance simulation and integrated applications, have increased the number of potential users who can utilize these tools.

Sales Channels

The Company markets its products and services through a worldwide direct sales and support force. In addition, the Company utilizes distributors, value-added resellers and other independent representatives for its selling and marketing efforts. Telemarketing is also used to complement both the direct and indirect marketing channels. The Company employs highly skilled engineers and technically proficient sales support personnel people, capable of understanding the sophisticated needs of the customer. The Company has an established relationship with a distributor in Japan, Information Services International - Dentsu Ltd., which accounted for approximately 11%, 12% and 13% of the Company's consolidated revenues in 1997, 1996 and 1995, respectively. Revenues from the Ford Motor Company represented 14% and 11% of consolidated revenue in 1997 and 1996.

Seasonality

Historically,   the   Company  has   generally   realized   a
disproportionate amount of its quarterly revenue during the last month of each quarter, and realized a disproportionate amount of its total annual revenue during the fourth quarter of each year. Future quarterly results could be impacted by factors such as order deferrals, a slower growth rate in the market, increased competition or adverse changes in general economic conditions in any of the countries in which the Company does business. Any shortfall in revenue or earnings could have an immediate and significant adverse effect on the trading price of the Company's stock in any given period.

Competition

The market for the Company's software products is highly competitive and the Company expects competitive pressure to increase in the future. To remain technologically competitive, the Company continually enhances its existing software products and pursues the development and introduction of new products.

The Company competes against products in the CAD/CAM/CAE market including the CATIA products marketed by IBM and Dassault, the UNIGRAPHICS product marketed by EDS, the CADDS product marketed by Computervision Corporation, the I/EMS product marketed by Intergraph Corporation and the Pro/ENGINEER product marketed by Parametric Technology Corporation. In the
PDM market, the Company competes against such products as the Optegra product marketed by Computervision Corporation, products marketed by SAP, the IBM Product Manager marketed by IBM, Information Manager marketed by EDS and others. The Company's future success will depend in a large part on its ability to further penetrate its installed customer base as well as the installed customer base of its competitors.

The principal competitive factors in the CAD/CAM/CAE and PDM market for software and related services are product functionality, product breadth and integration, product performance, product quality, hardware platform support, ease of product use, price, customer support, technical reputation and size of installed customer base. The Company's employees are an important component of the SDRC "total solution" approach in providing MDA and PDM software tools and related engineering consulting services to customers. The Company's success will depend in part on its ability to attract and retain a work force whose skills are in great demand.

Other Information

Segment and geographic information is included on page 50 of the Company's Annual Report to Shareholders for the year ended
December 31, 1997, which is incorporated herein by reference.

As is customary throughout the software industry, the Company relies both on copyrights and trade secrecy for proprietary protection of its software products. The duration of such protection is considered to be adequate given the constantly changing nature of the business. The Company also utilizes a number of trademarks, both registered and otherwise, with respect to its software products. The proprietary status of its trademarks lasts indefinitely, as long as the trademarks remain in use.

The Company does not anticipate any significant problems associated with the year 2000 consequences for its internal software or the software which it markets. The software which will be the basis of the Company's new information management system is year 2000 compliant. The Company's primary software offerings are also year 2000 compliant.

The Company typically ships product within two weeks after acceptance of a customer purchase order and execution of a license agreement. A substantial portion of quarterly shipments tend to be made in the last month of the quarter. The Company does not believe that backlog is indicative of potential revenue for any future period.

As of December 31, 1997, the Company had 2,067 full-time employees, of whom 565 were engaged in research and development, 1,081 in sales, services support and marketing, and 421 in general management and administration.



Item 2:   Properties

The following table sets forth certain information, as of December 31, 1997, with respect to principal properties in which the Company and its subsidiaries conduct their operations:




                        Space Used
                            In
              Ownership Operations
 Location     Or Lease   (Square
                          Feet)    Principal Activities
Cincinnati,   Lease     221,000   Corporate Headquarters Office
Ohio          (expires            Facilities, Technical Development
              2011)               Center, and Administration

Cincinnati,   Lease      93,000   Sales and Marketing Office
Ohio          (expires            Facilities
               2007)

Dearborn,     Lease      39,000   Technical Development Center,
Michigan      (expires            Support and Training Facilities
              2000)

Minneapolis,  Lease      27,000   Office Facilities  and  Technical
Minnesota     (expires            Development Center
              2000)

Minneapolis,  Lease      27,000   Sales Office Facilities and
Minnesota     (expires            Technical Development Center
              1998)

San Diego,    Lease      25,000   Sales Office Facilities
California    (expires
              1999)

Eugene,       Lease      22,000   Office   Facilities  and  Technical
Oregon        (expires            Development Center
              1999)

Frankfurt,    Lease      19,000   Central Europe Office Facilities
Germany       (expires
              1999)

Paris,        Lease      18,000   Southern Europe Office Facilities
France        (expires
              2002)

Madison       Lease      16,000   Sales  Office Facilities  and  Test
Heights,      (expires            Center
Michigan      2000)

Hitchin,      Lease      15,000   European    Headquarters     Office
England       (expires            Facilities
               2017)

Seattle,      Lease      12,000   Technical Development Center,
Washington    (expires            Support and Training Facilities
               2002)

Tokyo,        Lease       8,000   Technical Support Office Facilities
Japan         (expires
               1999)

Munich,       Lease       7,000   Central Europe Development
Germany       (expires            Facilities
               2001)

New Delhi,    Lease       6,000   Technical Support Office Facilities
India         (expires
               2000)

Seoul,        Lease       3,000   Sales  and Technical Support Office
South Korea   (expires            Facilities
               1998)



Management of the Company considers the above properties to be adequate and suitable for present purposes, but will continue to evaluate the need for additional facilities to meet the continued growth of the business.

Item 3:  Legal Proceedings


The Company is not a party to any litigation other than ordinary routine litigation incidental to its business. While the outcome of these ordinary, routine legal matters cannot be predicted with certainty, management does not believe that the outcome of any of these legal matters will have a material adverse effect on the Company's consolidated results of operations or consolidated financial position.

Item 4:  Submission of Matters to a Vote of Security Holders

None.

Additional Executive Officers of the Registrant (at March 18, 1998)

Item:

Name               Age    Position

William J. Weyand   53    Chairman of the Board, President and Chief
                          Executive Officer
Mark C. Goldstein   41   Vice President, Products Group
John A. Mongelluzzo 39   Vice President, Secretary and General
                          Counsel
Robert M. Nierman   53   Executive Vice President and Chief
                          Operating Officer
Bryan M. Valentine  50   Vice President, Human Resources
Jeffrey J. Vorholt  45   Vice President, Chief Financial Officer
                          and Treasurer

Mr. Weyand has served as President and Chief Executive Officer since he joined the Company in June 1997. He has served as Chairman of the Board since March 1998. From April 1995 until June 1997, he was Executive Vice President of Measurex Corporation where he had worldwide responsibility for all sales and customer service operations. While at Measurex Corporation, Mr. Weyand had been Senior Vice President of Worldwide Sales and Service from December 1994 to April 1995; President, North and South America from February to December 1994; Senior Vice President, U.S. and Canada Sales and Service from 1993 to February 1994; Senior Vice President, U.S. Sales and Service from 1991 to 1993.

Mr. Goldstein has served as Vice President, Products Group since January 1998. From July 1997 until January 1998, he served as Vice President, I-DEAS, Product Development. From December 1995 to July 1997, he served as Vice President, SDRC Ford Program Office. Prior to assuming that role, Mr. Goldstein was a Vice President in the Company's Product Development group.

Mr. Mongelluzzo has served as Vice President, Secretary and General Counsel since October 1991. From January 1, 1987 he served as Secretary and Counsel for the Company. In May 1986 he joined the Company as Assistant Counsel, was elected Assistant Secretary in October 1986 and Secretary in December 1986. From February 1985 until May 1986, Mr. Mongelluzzo was employed as Staff Attorney for the Ohio Department of Commerce.

Mr. Nierman has served as Executive Vice President and Chief Operating Officer since January 1998 and served as Vice
President, of the Company's Metaphase Technology Group from February 1997 until January 1998. Prior to the acquisition of Metaphase Technology, Inc. in January 1997 by SDRC, Mr. Nierman was President and CEO of Metaphase Technology, Inc. since 1992. Mr. Nierman's previous experience included a variety of senior executive positions in the sales and marketing organizations of Control Data Systems, Inc.

Mr. Valentine has served as Vice President, Human Resources since October 1995 and became a board-elected officer of the Company in December 1995. Prior to accepting his position with the Company, he was employed by AM International, Inc. as Vice President, Human Resources from October 1986 to June 1995.

Additional Executive Officers of the Registrant (at March 18, 1998)
- Continued
Item:

Mr. Vorholt has served as Vice President, Chief Financial Officer and Treasurer since February 1995. Prior to that time, Mr. Vorholt was the Vice President and Controller since December 1994. Prior to accepting his position with the Company, he was employed by Cincinnati Bell Telephone Company as Senior Vice President - Accounting and Information Systems from 1991 - 1994, and by Cincinnati Bell Information Systems, Inc. as Senior Vice President and Director, 1989 - 1991. Mr. Vorholt is a licensed Certified Public Accountant and Attorney-at-Law.

                                PART II

Item 5:    Market  for  Registrant's  Common  Equity  and  Related
Shareholder Matters

In December, 1997, the Company issued one million five hundred thousand shares of common stock to the shareholders of Lookout Drafting, Inc. and Computer Aided Systems of Engineering, Inc. in exchange for all of the stock of these two companies. The securities are exempt from registration under regulation D, rule 506 of the Securities Act. The securities were subsequently registered on February 3, 1998 per prior agreement with the security holders.

The Company's common stock is listed and traded on the National Association of Securities Dealers, Inc. Automatic Quotation (NASDAQ) National Market System. Additional information, which appears on page 51 of the Company's Annual Report to Shareholders for the year ended December 31, 1997, is incorporated by reference in this Form 10-K Annual Report.

Item 6:   Selected Financial Data

The selected financial data for the five years ended December
31, 1997, which appears on page 26 of the Company's Annual Report to Shareholders for the year ended December 31, 1997, is incorporated by reference in this Form 10-K Annual Report.

Item 7:    Management's Discussion and Analysis of Financial
Condition and Results of Operations

The   Management's  Discussion  and  Analysis  of  Financial
Condition and Results of Operations, which appears on pages 27 to 32 of the Company's Annual Report to Shareholders for the year ended December 31, 1997, is incorporated by reference in this Form 10-K Annual Report.

Item 8:   Financial Statements and Supplementary Data

The   Consolidated  Financial  Statements  and   Report   of
Independent Accountants appearing on pages 33 to 51 of the Company's Annual Report to Shareholders for the year ended December 31, 1997, are incorporated by reference in this Form 10-K Annual Report. (The 1997 Annual Report to Shareholders is not to be deemed filed as part of this Form 10-K Annual Report except for portions thereof which are expressly incorporated by reference.)

Item 9:    Changes  in and Disagreements with Accountants on
Accounting and Financial Disclosures

None.

                               PART III

The information required by Item 10. "Directors and Executive Officers of the Registrant," Item 11. "Executive Compensation,"
Item 12. "Security Ownership of Certain Beneficial Owners and Management," and Item 13. "Certain Relationships and Related Transactions" is incorporated by reference to the Company's definitive Proxy Statement dated April 1, 1998 which relates to its May 7, 1998 Annual Meeting of Shareholders.

                                PART IV

Item 14:   Exhibits, Financial Statement Schedules, and Reports on
Form 8-K

a.1.  Financial Statements

The following Consolidated Financial Statements and related notes of Structural Dynamics Research Corporation and subsidiaries, included in the Annual Report to Shareholders for the year ended December 31, 1997, are incorporated by reference in Item 8 of Part II:

Report of Independent Accountants.
Consolidated  Statement of Operations - Years ended December  31,
1997, 1996 and 1995.
Consolidated Balance Sheet - December 31, 1997 and 1996.
Consolidated  Statement of Shareholders'  Equity  -  Years  ended
December 31, 1997, 1996 and 1995.
Consolidated  Statement of Cash Flows - Years ended December  31,
1997, 1996 and 1995.
Notes to Consolidated Financial Statements.

a.2.  Financial Statement Schedules

The Report of Independent Accountants on the financial statement schedule of Structural Dynamics Research Corporation and subsidiaries appears immediately prior to Schedule II in this Form 10-K.

The  following  financial statement  schedule  of  Structural
Dynamics Research Corporation and subsidiaries is included in this Item 14:

Schedule
II          Valuation and qualifying accounts

All other schedules have been omitted because the information either has been shown in the Consolidated Financial Statements or notes thereto, or is not applicable or required under the instructions.

Financial statements of Estech Corporation in which the Company owned an equity interest of 30% as of December 31, 1997, have been omitted because the registrant's proportionate share of the income or losses from continuing operations before income taxes, and total assets of such company is less than 20% of the respective consolidated amounts, and the investment in and advances to each company is less than 20% of consolidated total assets.

a.3.  List of Exhibits:

                  Exhibit                    Reference

3.01  Amended  Articles  of  Incorporation of
Registrant, including subsequent updates       Note (f)

3.02  Amended    Code    of   Regulations of   Note (a)
Registrant

4     Shareholder Rights Plan                  Note (b)

10.01 Structural  Dynamics Research Corporation
Tax Deferred Capital  Accumulation Plan dated
January 1, 1989                                Note (e)

10.02 Structural  Dynamics Research Corporation
1991 Employee  Stock Option Plan               Note (d)

10.03 Structural  Dynamics Research Corporation
1996 Directors' Non-Discretionary Stock Option
Plan                                           Note (h)

10.04 Joint Venture Agreement between
Structural Dynamics Research  Corporation  and
Nissan  Motor Co., Ltd.                        Note (c)

10.05 Lease agreement (including amendments #1
and   #2)  between  Park  50  Development
Company    Limited    Partnership     and
Structural Dynamics Research Corporation       Note (e)

Item 14. Exhibits, Financial Statement Schedules, and Reports on Form 8-K (continued)

a.3.  List of Exhibits:


                     Exhibit                    Reference

10.06 Structural  Dynamics Research Corporation
      1994 Long-Term Stock Incentive Plan          Note (g)

10.07 Agreement   of   Merger   and   Plan   of    Note (j)
      Reorganization

10.08 Acquisition Agreement                        Note (k)

10.09 Incentive   Compensation   Plan;    filed
      herewith

10.10 Employment  Agreement  with  William   J.
      Weyand   dated  June  30,   1997;   filed
      herewith

10.11 Form of Severance Compensation Agreement contracted with each named Executive of the Company; filed herewith

10.12 Non-Qualified      Unfunded      Deferred
      Compensation  Plan for outside  directors
      of     Structural    Dynamics    Research
      Corporation; filed herewith

10.13 1998 Long-Term Stock Incentive Plan          Note (l)

10.14 Agreement    of    Merger    and     Plan    Note (m)
      Reorganization

11    Statement  regarding computation  of  per    Note (i)
      share earnings

13    Portions   of   the  Annual   Report   to
      Shareholders for the year ended  December
      31, 1997, filed herewith

21 Subsidiaries of the Registrant; filed herewith

23    Consent   of   Independent   Accountants;
      filed herewith

27    Financial Data Schedules

           NOTE REFERENCE:

(a)  Incorporated   by  reference  to   the   Company's
     Registration Statement No. 33-16541, which was originally filed on August 17, 1987 and became effective on September 29, 1987. Amendments incorporated by reference to the Company's definitive Proxy Statements dated March 26, 1996 and March 25, 1997.

(b) Incorporated by reference to the Company's report on Form 8-K filed on August 3, 1988.

(c) Incorporated by reference to the Company's report on Form 10-Q dated May 12, 1989.

(d)    Incorporated   by  reference  to   the   Company's
       definitive Proxy Statement dated March 11, 1991.

(e) Incorporated by reference to an exhibit filed in the Company's Annual Report on Form 10-K for the year ended
     December 31, 1990.

(f) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1993 as originally filed on March 11, 1994.

(g) Incorporated by reference to the Company's definitive Proxy
    Statement dated March 16, 1994. Amendment to the plan is incorporated by reference to the Company's definitive Proxy
    Statement dated March 26, 1996.

           NOTE REFERENCE (continued):

(h)  Incorporated by reference to the Company's definitive Proxy
     Statement dated March 26, 1996.

(i) Information regarding computation of per share earnings is included on page 41 of the Company's Annual Report to Shareholders for the year ended December 31, 1997.

(j) Incorporated by reference to the Company's Form 8-K effective
    December 31, 1997 pertaining to the acquisition of Lookout
    Drafting, Inc. and Computer Aided Systems for Engineering, Inc.

(k) Incorporated by reference to the Company's Form 8-K effective
   January 22, 1997 pertaining to the acquisition of Metaphase
   Technology, Inc.

(l)Incorporated by reference to the Company's definitive Proxy
   Statement dated April 1, 1998.

(m)  Incorporated by reference to the Company's Registration
     Statement on Form S-4 effective on May 28, 1996 pertaining to the acquisition of Camax Manufacturing Technologies, Inc.

b. Reports on Form 8-K
       None.

c.   Exhibits as required by Item 601 of Regulation S-K

The Company hereby files within this Annual Report on Form 10-K, Exhibits in the List of Exhibits.

d.    Financial Schedules

The Company hereby files with this Annual Report on Form 10-K, the financial statement schedule listed in item 14.a.2.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                            STRUCTURAL DYNAMICS RESEARCH CORPORATION



March 23, 1998              By /s/Jeffrey J. Vorholt
      (Date)               Jeffrey J. Vorholt,
                            Vice President, Chief Financial Officer
                           and Treasurer


Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/William J. Weyand     March 27, 1998
William J. Weyand        (Date)
Chairman of the Board,
President and Chief Executive Officer
(Principal Executive Officer)


/s/Jeffrey J. Vorholt    March 23, 1998
Jeffrey J. Vorholt       (Date)
Vice President,
Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)

/s/William P. Conlin        March 24, 1998
William P. Conlin             (Date)
Director

/s/Bannus B. Hudson         March 24, 1998
Bannus B. Hudson              (Date)
Director

/s/John E. McDowell      March 27, 1998
John E. McDowell        (Date)
Director

/s/James W. Nethercott      March 24, 1998
James W. Nethercott           (Date)
Director

/s/Arthur B. Sims           March 24, 1998
Arthur B. Sims                (Date)
Director

/s/Gilbert R. Whitaker, Jr. March 27, 1998
Gilbert R.Whitaker, Jr.        (Date)
Director

Exhibit 10.09

                                 SDRC
                      Incentive Compensation Plan

I.   Plan Objectives

A.To provide competitive levels of compensation to enable SDRC to attract and retain the key contributors, needed to successfully manage the business.

B.To provide annual incentive opportunities linked to meeting predetermined corporate and individual/functional goals.

II.  Plan

It is SDRC's plan to pay base salaries and annual Incentive Compensation Plan (ICP) awards which are competitive and which are substantially in accordance with the following objectives. Naturally, length of service and performance in the position will impact individuals differently.

Element                Objective

Base Salary              Middle of the range of Comparable Companies
ICP Award               Up to 90th percentile for outstanding
                        performance
Total Cash Compensation 75th percentile for outstanding performance

Under this plan, each participant's annual ICP award will be based first on the degree to which SDRC achieves its goals and then on the degree to which the participant contributed to achievement of that goal as measured by his or her individual performance.

III. Eligibility

Participants in the ICP are to be selected from that group of employees whose activities are determined by the Compensation Committee to have a significant impact on SDRC's results.

IV.  Target Bonus Pool

Each plan year a target bonus pool will be established based upon specific performance measures approved by the Board of Directors. This will include a test of reasonableness for incentive pay as a percentage of pre-tax income.

The target bonus pool is the sum of individual participants' awards at target performance levels. Individual bonus targets will vary as a percent of base annual salary at target.

V.   Awards

Without  prior Compensation Committee and Board approval, no payouts
will   be   made  under  this  plan  unless  the  minimum  financial
performance goals set by the Board of Directors have been met.

Upon reaching the threshold performance goals, a participant will be eligible for up to 50% of his or her target bonus. Actual bonus payments will be interpolated between threshold (50%) -- target (100%) -- outstanding (150%-200%) and will not exceed 200% of the target bonus.

VI.  Individual Performance

Individual participants' bonus awards may be adjusted upward or downward by up to 20% depending upon individual performance, as long as the total bonus pool is not increased.

VII. Approval and Timing of Award Payouts

No participant shall have any claim or right to be granted an award under this plan. Neither the plan nor any action taken pursuant to the plan shall be construed as giving to any employee the right to be retained in the employ of the Corporation. Except as otherwise provided herein, the Compensation Committee of the Corporation's Board of Directors ("Compensation Committee") shall have full power and authority to interpret, construe and administer the plan including the right to adjust the amount payable under any award to reflect any special circumstances that the Compensation Committee deems relevant. All approved award payments will be made no later than sixty (60) days after the end of the award fiscal year, with exception for administrative difficulties.

VIII.  Administrative Decisions & Procedures

A.The plan year will be the same as the Company's fiscal year.

B.Current Awards

All awards will be paid in cash.

C.Salary

The salary of each participant on January 1st of the plan year will be used as the salary of record for all calculations.

D.Change in Status During the Plan Year

1.   New Hire, Transfer, Promotion (into and within the plan)

A newly-hired employee or an employee transferred or promoted during the plan year to a position qualifying for participation may receive a pro rata award based on the percentage of the plan year (actual months/full year times the amount granted for a full-year award for that position) the employee is in the participating position.

2.   Discharge

An employee discharged during the plan year shall not be eligible for an award, even if his or her severance arrangement extends past year-end.

3.   Resignation

An employee must be an active employee as of the bonus payment date to be eligible for an award. An employee who resigns or is terminated prior to the payment date will not be entitled to an award.

4.   Death, Disability, Retirement, Leave of Absence

An employee whose status as an active employee is changed during the plan year for any of the reasons cited may, at the discretion of the Compensation Committee, be eligible to be paid for a pro rata award.

E. Miscellaneous

1. The Compensation Committee shall have the right to modify the plan from time to time.

2. The decision of the Compensation Committee with respect to any issues concerning individuals selected for awards, the amount, terms, form and time of payment of awards and interpretation of any plan guidelines or requirement shall be final and binding.

3. By acceptance of an award, each employee agrees that such award is special additional compensation and that it will not affect any employee benefit, e.g., life insurance, savings plan, etc., in which the employee participates except as provided in paragraph 4 below.

4. Payments of awards made under the plan will be included in the employee's compensation for purposes of the 401 (k) plan.

5. The receipt of an award shall not give an employee any right to continued employment and the right and power to dismiss any employee is specifically reserved to the Company. The receipt of an award shall not entitle an employee to an award with respect to any subsequent plan year.

6. When a performance goal is based on income, it may be necessary to exclude significant non-budgeted or non-controllable gains or losses from actual results or to make adjustments for stock splits or stock dividends in order to properly measure performance. The Compensation Committee will decide those items that shall be considered in adjusting actual results.

Exhibit 10.10

                         EMPLOYMENT AGREEMENT

THIS AGREEMENT is made as of the 19th day of June, 1997, between STRUCTURAL DYNAMICS RESEARCH CORPORATION, an Ohio
corporation  with principal   offices  at  2000  Eastman  Drive,
Milford,   Ohio   45150 (hereinafter called the "Company") and
WILLIAM J. WEYAND, whose address is 5290 North Powers Ferry Road, Atlanta, Georgia 30327 (hereinafter called "Executive"), with regard to employment of the Executive by the Company.

1.    (a)   During  the period of employment under this Agreement,
the Company agrees to employ Executive and Executive agrees to serve the Company, including its subsidiaries, in a senior executive capacity with such title and duties as may be fixed by the Company from time to time, but consistent with, and initially as President and Chief Executive Officer of the Company. Executive acknowledges that he will serve in that capacity
at   the  discretion  of the Board of Directors of the Company and may be assigned to other senior executive positions during the term of this Agreement.

(b) During the period of employment under this Agreement, Executive also agrees to devote to the Company's business and affairs his full business time and attention, so as to assure full and efficient performance of his duties hereunder; to give and devote his best and loyal efforts and skills to the Company; and, in all other respects, to do his utmost to enhance the Company's welfare. During the term of this Agreement, Executive shall not, without the Company's prior written consent, engage or participate, directly or indirectly, in any other business as a sole proprietor, partner, employee, officer,shareholder, trustee, advisor or consultant, or accept appointment or years or fractional years remaining in the initial term of this agreement, or (ii) 100% of his then current annual
salary and his  annual   bonus  for  the  fiscal  year  preceding
the  year   of  termination.

The applicable termination payment under this Section 3 shall be payable in 12 equal monthly installments on the last day of each month beginning with the month immediately following termination of the Agreement, and Executive shall not be required to seek or accept other employment while receiving such payment. Upon request by Executive, the Company also will continue to provide health and dental insurance coverage after such termination of employment, similar to that provided to its salaried employees, in accordance with the requirements of the Consolidated Omnibus Budget Reconciliation Act of 1985 (COBRA).

4.   The   Company   and  Executive  have  entered  into  a
Severance Compensation Agreement dated of even date herewith (the "Severance Compensation Agreement") which provides that Executive shall have the right to terminate his employment for Good Reason following a Change of Control, as provided and defined in such
Severance Compensation  Agreement.   In the event Executive shall
exercise his right to terminate his employment for Good Reason under the Severance Compensation Agreement, this Agreement shall
also terminate.   If  Executive shall terminate his employment for
Good Reason pursuant to the Severance Compensation Agreement and becomes entitled to payments thereunder, he will not be eligible to receive termination payments pursuant to Section 3 of this Agreement.

5. The Company agrees to pay Executive during the term of his employment an annual salary of not less than $400,000, prorated in the partial fiscal year 1997, adjusted by annual increases as provided in the next succeeding sentence and payable in equal monthly installments; provided, however, that if this Agreement is terminated due to Executive's death or disability, by the Company for Cause or by mutual agreement or the Executive terminates for other than Good Reason under the Severance Compensation Agreement, Executive's salary shall be prorated to the date of such termination. Executive's salary shall be reviewed by the Compensation Committee of the Board of Directors each year of the term hereof and may be increased at the discretion of the Board of Directors when warranted by Company performance. Executive also will receive an initial stock option award of 200,000 shares of the Company's common stock pursuant to the Company's 1994 Long-Term Performance Plan (the "Plan"), effective on the date of commencement of Executive's employment, vesting in four annual increments of 50,000 shares each, with the first such increment becoming exercisable on February 28, 1998, and the remaining three increments becoming exercisable on the three successive anniversaries of February 28, 1998.
Executive also will receive a supplemental stock option award of 150,000 shares of the Company's common stock under the Plan, vesting in three annual increments of 50,000 shares each, with the first such increment becoming exercisable on February 28, 2002,
and the two   remaining  increments  becoming  exercisable  on  the
two successive anniversaries of February 28, 2002, provided
however, that in the event Executive has not purchased at least 20,000 shares of the Company's common stock on the open market either prior to or within six months following the commencement of employment hereunder, all options under the supplemental stock
option  award  shall  be  forfeited and terminate.   Both  option
awards will be granted for the standard ten year term under the Plan, and all other terms and conditions of the plan shall be applicable. Executive will receive four weeks paid vacation each
year.   In  addition, Executive shall be entitled to participate,
on a basis and to the extent consistent with his senior executive position, in any deferred compensation program, retirement plan, stock option plan, group insurance and other so-called fringe benefit programs from time to time in force for the benefit of Company employees generally and/or for any group of employees of
which  Executive  is  a  member,  provided  that  he  meets   the
eligibility requirements of any such program or plan. Summary of the benefits plans and programs currently in force is attached as Exhibit A. In addition, the Company will provide (i) tax-covered allowance of $2,000 per month for financial planning, medical reimbursement, auto and club membership dues, (ii) up to $15,000 of the initiation fees for a country club membership, and (iii) initiation and dues of a downtown business club.

6. In addition to Executive's annual salary set forth in Section 5 above, Executive may earn incentive compensation in each of the fiscal years of the Company during the term hereof, equal to an amount of up to 120% of annual salary for each such fiscal year, pursuant to the Company's Executive Incentive Compensation plan. Executive will receive the payments of incentive compensation upon distribution of executive bonuses for each fiscal year. The basis for incentive compensation for each such fiscal year shall be annually determined unless the Company's Executive Incentive Compensation Plan is modified for all of the group of senior executive employees of which Executive is a member.

7. If, during initial term or renewal term of this Agreement, Executive shall become permanently disabled so as to be unable to substantially perform his duties and responsibilities hereunder for a period of six consecutive months ("Disability"), this Agreement shall terminate at the end of such six-month period.

If Executive and the Company are unable to agree as to whether or not Executive is permanently disabled so as to be unable to substantially perform his duties and responsibilities hereunder, the question of Disability shall be submitted to three doctors, one of whom shall be appointed by Executive or his legal representative, one by the Company and the third by the first two appointed, and the decision of any two of them shall be final and binding. If the question of Disability is raised, Executive agrees to submit to medical examination of such three doctors and to permit the Company to have access to their findings, provided that the Company shall bear all costs of the medical examinations and preparation of the medical reports by the three doctors required for the determination of Disability.

8. In the event of the sale of all or substantially all of the Company's assets to another corporation (hereinafter called the "Assignee"), the Company shall assign all of its right, title and interest under this Agreement to the Assignee, and shall require such Assignee by agreement in form and substance satisfactory to the Executive, expressly, absolutely and unconditionally to assume and agree to perform all of the terms and conditions and provisions of this Agreement in the same manner and to the same extent that Company would be required to perform them if the assignment had not taken place.

The Company represents that in the event of the merger or consolidation of the Company into another corporation
(hereinafter called the "Successor Corporation"), all right, title and interest of the Company under this Agreement and the Company's obligations to the Executive hereunder shall transfer by operation of law to the Successor Corporation.

As used in this Agreement, "Company" shall mean the Company as hereinbefore defined and any Assignee of its business and/or assets as aforesaid which executes and delivers the Agreement provided for in this Section 8 or any Successor Corporation which becomes bound by all the terms and provisions of this Agreement by operation of law.

9.    The  Company  may terminate this Agreement for Cause.   Cause
is defined   as   a  material  breach  of  this  Agreement,   fraud,
misappropriation, theft or embezzlement of the  Company's  assets
or   intentional  violations  of  law  or  Company  policies   by
Executive.   In  the event the Company terminates this  Agreement
for  Cause,  or in the event Executive terminates this  Agreement other than for Good Reason, the Company shall pay to Executive only the base salary and benefits accrued prior to the date of his termination and Executive shall have no right to receive any
compensation   or  any  benefits  for  any  period   after   such
termination.

10. Any termination by the Company for Cause or by the Executive for Good Reason under the Severance Compensation Agreement shall be communicated in writing to the other party by a notice of
termination  (the  "Notice  of  Termination").   The  Notice   of
Termination shall indicate those specific provisions in this Agreement which have been violated thereby giving rise to "Cause"
or "Good Reason," as the case may be, and shall set forth in reasonable detail the facts and circumstances deemed to provide the basis for termination of Executive's employment under the provision so indicated. The Notice of Termination shall specify that the party to whom the Notice of Termination is addressed (the "Receiving Party") shall be entitled to a period of 30 days from the date thereof to cure the facts and circumstances addressed therein. In the event such cure is effected to the reasonable satisfaction of the party sending the Notice of Termination within such 30 day period, the Notice of Termination
shall  thereafter be rendered null and void ab initio.   Date  of
Termination as used herein should mean the last day of the cure period specified above when no satisfactory cure has been effected.

11.  Executive  agrees that, for the period commencing on the  date
of termination   of   his  employment  and  ending   twelve   months
thereafter, he will not, without the prior written consent of the Company, directly or indirectly, as sole proprietor, stockholder,
partner,   employee,   officer,   director,   trustee,   advisor,
consultant or independent contractor, or in any other  manner  or
capacity   whatsoever,  engage  or  participate  in  manufacture,
development,   advertising,   promotion,   licensing,   sale   or
distribution of any products or services anywhere in the world which are competitive with any product or service of the Company's, its subsidiaries, divisions or affiliates; Executive understands that the provisions of this Section 11 may limit his ability to earn a livelihood in a business similar to the business of the Company but nevertheless agrees and hereby acknowledges that (I) such provisions do not impose a greater restraint than is necessary to protect the goodwill, trade secrets, and other business interests of the Company; (ii) such
provisions   contain   reasonable   limitations   as   to   time,
geographical area and the scope of activity to be restrained; and
(iii)  the  consideration  provided  under  this  Agreement,   is
sufficient to compensate Executive for the restrictions contained in this Section 11. In consideration of the foregoing and in light of Executive's education, skills and abilities, Executive agrees that he will not assert that, and it should not be considered that, any provisions of this Section 11 preventing him from earning a living or otherwise are void, voidable or
unenforceable or should be voided or held unenforceable.   For  a
period of 12 months following the date of termination of Executive's employment by the Company for any reason whatsoever, Executive will not, without the express written consent of the Company, recruit, solicit or induce any employees of the Company to terminate their employment with the Company.

12.   Confidentiality:

Executive expressly covenants and agrees that he will not at any time, either during the term of this Agreement or thereafter, directly or indirectly use, convey or permit the use of any trade secrets or other proprietary and/or confidential information of, or relating to, the Company or any of its subsidiaries, in connection with any activity or business, except the business of the Company or any such subsidiary. Executive also agrees that during the term of this Agreement and thereafter he will not divulge such information to any person, firm or corporation whatsoever, except as may be necessary in the performance of his duties hereunder. The obligations of Executive contained in this
Section 12 shall not apply to any information which was known to the public at the time of its receipt by Executive or shall become known generally to the public in any manner other than by an improper act of Executive.

13. This Agreement shall inure to the benefit of and be enforceable by the Executive's personal and legal representative, executors, administrators, successors, heirs, distributees,
devisees  and legatees.   If  the  Executive dies while any amounts
are still payable to him hereunder, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to the Executive's devisee, legatee, or other designee including a trust or trustee or, if there be no such designee, to the Executive's estate.

14.   For   purposes   of  this  Agreement  notices   and   all
other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States certified or registered mail, return receipt requested, postage prepared, as follows:

If  to the Company:
Structural Dynamics Research Corporation
2000 Eastman Drive
Milford, Ohio 45150
Attention: John A. Mongelluzzo, Vice President, General Counsel and Secretary

If to the Executive:
William J. Weyand
5290 North Powers Ferry Road
Atlanta, Georgia 30327

or such other address as either party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only on receipt.

15. No provisions of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing signed by the Executive and the Company.
No waiver  by  either party hereto at any time of any breach  by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.
No agreements  or  representations, oral  or  otherwise,  express or implied, with respect to the subject matter hereof have been made by  either  party  which  are  not set  forth  expressly  in
this Agreement.   This Agreement shall be governed by and construed
in  accordance with the laws of the State of Ohio.

16. If any of the provisions of this Agreement shall otherwise contravene or be invalid under the laws of any state or other jurisdiction where it is applicable but for such contravention or invalidity, such contravention or invalidity shall not invalidate all of the provisions of this Agreement, but rather the Agreement shall be reformed and construed, insofar as the laws of the state or jurisdiction are concerned, as not containing the provision or provisions, but only to the extent that they are contravening or are invalid under the laws of that state or jurisdiction, and the rights and obligations created hereby shall be reformed and construed and enforced accordingly.


17.  No Duty to Mitigate:

In the event of a breach of this Agreement by Employer, Executive shall have no duty to mitigate his damages and any amounts earned or received after such breach shall not reduce or be offset against amounts due to Executive from Employer as a result of the breach.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

STRUCTURAL DYNAMICS RESEARCH
CORPORATION

ATTEST:

/s/Thomas F. Eberle         By   /s/John A. Mongelluzzo
Thomas F. Eberle                 John A. Mongelluzzo
                                 Vice President, Secretary  and
                                 General Counsel

EXECUTIVE


/s/William J. Weyand
William J. Weyand





Exhibit 10.11
                   SEVERANCE COMPENSATION AGREEMENT

THIS  AGREEMENT,  dated as  of                     ,  is  between
Structural  Dynamics  Research Corporation, an  Ohio  corporation
(the "Company") and                            (the "Executive").

The Company's Board of Directors has determined that it is appropriate to reinforce and encourage the continued attention and dedication of members of the Company's management to their assigned duties without distraction in potentially disturbing circumstances arising from the possibility of a change in control of the Company.

This Agreement sets forth the severance compensation which the Company agrees it will pay to the Executive if the Executive's employment with the Company terminates under one of the circumstances described herein following a Change in Control of the Company (as defined herein).

1. Term. This Agreement shall terminate, except to the extent that any obligation of the Company hereunder remains unpaid as of such time, upon the earliest of (i) June 30 of any year after 1997, provided that either party has given at least 60 days prior written notice to the other party of its or his intention to terminate this Agreement under this clause (i); (ii) the termination of the Executive's employment with the Company based on death, Disability (as defined in Section 3(b)) and Retirement (as defined in
     Section 3(c)) or Cause (as defined in Section 3(d)) or by the Executive other than for Good Reason (as defined in
     Section 3(e)); and (iii) two-years from the date of a Change in Control of the Company if the Executive has not terminated his employment for Good Reason as of such time.

2. Change in Control. No compensation shall be payable under this Agreement unless and until (a) there shall have been a Change in Control of the Company, while the Executive is still an employee of the Company and (b) the Executive's employment by the Company thereafter shall have been terminated in accordance with Section 3. For purposes of this Agreement, a Change in Control of the Company shall be deemed to have occurred if:

(i) there shall be consummated any consolidation or merger of the Company and, as a result of such consolidation or merger
     (x) less than 50% of the outstanding common shares and 50% of the voting shares of the surviving or resulting corporation are owned, immediately after such consolidation or merger, by the owners of the Company's common shares immediately prior to such consolidation or merger, or (y) any person (as such term is used in Section 13(d) and 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") shall become the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of 20% or more of the surviving or resulting corporation's outstanding common shares, or

(ii) any   sale,  lease,  exchange  or  other  transfer  (in  one
     transaction or a series of related transactions) of all, or substantially all, of the assets of the Company shall be consummated, or

(iii) the shareholders of the Company shall approve any plan or proposal for the liquidation or dissolution of the Company, or

(iv) any person (as such term is used in Section 13(d) and 14(d)(2) of the Exchange Act) shall become the beneficial owner (within the meaning of Rule 13d-3 under the Exchange
     Act) of 20% or more of the company's outstanding common, or

(v) during any period of two consecutive years, individuals who at the beginning of such period constitute the entire Board of Directors shall cease for any reason to constitute a majority thereof unless the election or the nomination for election by the Company's shareholders of each new director was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of the period.

3.   Termination Following Change in Control.

(a) If a Change in Control of the Company shall have occurred while the Executive is still an employee of the Company, the Executive shall be entitled to the compensation provided in
     Section 4 upon the subsequent termination of the Executive's employment with the Company by the Executive or by the Company unless such termination is as a result of (i) the Executive's death; (ii) the Executive's Disability (as defined in Section 3(b) below); (iii) the Executive's Retirement (as defined in Section 3(c) below); (iv) the Executive's termination by the Company for Cause (as defined in Section 3(d) below); or (v) the Executive's decision to terminate employment other than for Good Reason (as defined in Section 3(e) below).

(b) Disability. If, as a result of the Executive's incapacity due to physical or mental illness, the Executive shall have been absent from his duties with the Company on a full-time basis for six months and within 30 days after written notice of termination is thereafter given by the Company the Executive shall not have returned to the full-time performance of the Executive's duties, the Company may terminate this Agreement for "Disability."

(c) Retirement. The term "Retirement" as used in this Agreement shall mean termination by the Company or the Executive of the Executive's employment based on the Executive's having reached age 65 or such other age as shall have been fixed in any arrangement established with the Executive's consent with respect to the Executive.

(d) Cause. The Company may terminate the Executive's employment for Cause. For purposes of this Agreement only, the Company shall have "Cause" to terminate the Executive's employment hereunder only on the basis of fraud, misappropriation or embezzlement on the part of the Executive. Notwithstanding the foregoing, the Executive shall not be deemed to have been terminated for Cause unless and until there shall have been delivered to the Executive a copy of a resolution duly adopted by the affirmative vote of not less than three-quarters of the entire membership of the Company's Board of Directors at a meeting of the Board called and held for the purpose (after reasonable notice to the Executive and an opportunity for the Executive, together with the Executive's counsel, to be heard before the Board), finding that in the good faith opinion of the Board the Executive was guilty of conduct set forth in the second sentence of this Section 3(d) and specifying the particulars thereof in detail.

(e) Good Reason. The Executive may terminate the Executive's employment for Good Reason at any time during the term of this Agreement. For purposes of this Agreement "Good Reason" shall mean any of the following (without the Executive's express written consent):

(i) the assignment to the Executive by the Company of duties inconsistent with the Executive's position, duties, responsibilities and status with the Company immediately prior to a Change in Control of the Company, or a change in the Executive's titles or offices as in effect immediately prior to a Change in Control of the Company, or any removal of the Executive from or any failure to reelect the Executive to any of such positions, except in connection with the termination of his employment for Disability, Retirement or Cause or as a result of the Executive's death or by the Executive other than for Good Reason;

(ii) a reduction by the Company in the Executive's base salary as in effect on the date hereof;

(iii) any failure by the Company to continue in effect any benefit plan or arrangement (including, without limitation, the Company's retirement plan, group life insurance plan, and medical, dental, accident and disability plans) in which the Executive is participating at the time of a Change in Control of the Company (or any other plans providing the Executive with substantially similar benefits) (hereinafter referred to as "Benefit Plans"), or the taking of any action by the Company which would adversely affect the Executive's participation in or materially reduce the Executive's benefits under any such Benefit Plan or deprive the Executive of any material fringe benefit enjoyed by the Executive at the time of a Change in Control of the Company;

(iv) any  failure  by  the  Company to continue  the  Executive's eligibility to participate in annual executive bonus arrangements in which the Executive is participating at the time of a Change in Control of the Company (or any plans or arrangements providing him with substantially similar benefits) (hereinafter referred to as "Incentive Plans") or the taking of any action by the Company which would significantly reduce the Executive's opportunity to earn incentive compensation which is related to performance results as compared to performance exceptions periodically determined by the Company;

(v) a relocation of the Company's principal executive offices to a location outside of Cincinnati, Ohio, or the Executive's relocation to any place other than the location at which the Executive performed the Executive's duties prior to a Change in Control of the Company, except for required travel by the Executive on the Company's business to an extent substantially consistent with the Executive's business travel obligations at the time of a Change in Control of the Company;

(vi) any failure by the Company to provide the Executive with the number of paid vacation days to which the Executive is entitled at the time of a Change in Control of the Company;

(vii) any material breach by the Company of any provision of this Agreement;

(viii) any failure by the Company to obtain the assumption of this Agreement by any successor or assign of the Company; or

(ix) any purported termination of the Executive's employment which is not effected pursuant to a Notice of Termination satisfying the requirements of Section 3(f), and for purposes of this Agreement, no such purported termination shall be effective.

(f) Notice of Termination. Any termination by the Company pursuant to Section 3(b), 3(c) or 3(d) shall be communicated by a Notice of Termination. For purposes of this Agreement, a "Notice of Termination" shall mean a written notice which shall indicate those specific termination provisions in this Agreement relied upon and which sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Executive's employment under the provision so indicated. For purposes of this Agreement, such purported termination by the Company shall be effective without such Notice of Termination.

(g) Date of Termination. "Date of Termination" shall mean (a) if this Agreement is terminated by the Company for Disability, 30 days Notice of Termination is given to the Executive (provided that the Executive shall not have returned to the performance of the Executive's duties on a full-time basis during such 30-day period) or (b) if the Executive's employment is terminated by the Company for any other reason, the date on which a Notice of Termination is given; provided that if within 30 days after any Notice of Termination is given to the Executive by the Company the Executive notifies the Company that a dispute exists concerning the termination, the Date of Termination shall be the date the dispute is finally determined, whether by mutual agreement by the parties or upon final judgment, order or decree of a court of competent jurisdiction (the time for appeal therefrom having expired and no appeal having been perfected).

4.   Compensation Under this Agreement.

(a) If within two years after a Change in Control of the Company a Notice of Termination is given either by the Company to the Executive or by the Executive to the Company, and if such termination is not be reason of the Executive's death, Disability or Retirement, or by the Company for Cause, or by the Executive other than for Good Reason, the Company shall make the following payments to the Executive:

(i) the full base salary to which the Executive is entitled through the Date of Termination;

(ii) credit for unused vacation;

(iii) an amount equal to the Executive's EICP Bonus Award under the Company's Executive Incentive Compensation Plan for the fiscal year in which the Notice of Termination is given, multiplied by the percentage determined by dividing the number of days in the Company's fiscal year that have elapsed prior to the date on which the Notice of Termination is given by the total number of days in such fiscal year. As used in this clause (iii) the Executive's Annual EICP Bonus Award means the dollar amount which would have been paid to Executive for the fiscal year in which the Notice of Termination is given under the Company's Executive Incentive Compensation Plan, based on the assumption that the Outstanding Level of performance would be reached by the Company and the Executive.

(iv) an amount equal to two and one-half (2.5) times the sum of the Executive's annualized base salary and EICP Bonus Award (as defined in clause (iii) above) for the year in which the Notice of Termination is given, provided, however, that the amounts to be paid to the Executive under this clause (iv) shall be reduced by the amounts payable to the Executive under clauses (ii) and (iii) of this Section 4(a).

(b) If it is finally determined under the procedures set forth in Section 4(c) that the amount of "excess parachute payments," if any, exceeds the Executive's "base amount" (as such terms are defined in Section 280G of the Internal Revenue Code of 1986 (the "Code")) by more than 3 times, the aggregate amount of the payments required to be made by the Company under clauses (iv), (iii) and (ii) of Section 4(a) that constitute excess parachute payments shall be reduced, in that order, to $100 less than the largest amount that will result in no portion of such payment being subject to the excise tax imposed by Section 4999 of the Code (the "Excise Tax").

(c) The Company shall notify the Executive in writing within 10 days after a Notice of Termination is given either by the Company or the Executive, of the amount of the payments to be made by the Company under this Agreement, together with any other payments made or to be made by the Company to the Executive, that constitute "parachute payments" (as such terms are defined in Section 280G of the Code) and excess parachute payments and of the amount of the reduction, if any, required by Section 4(b). Within 20 days after the Notice of Termination is given, the Executive shall notify the Company in writing whether he agrees with the Company's calculation of the amount of parachute payments and excess parachute payments, and with the amount of any reduction. If the Executive does not agree with the Company's calculations, the Executive shall inform the Company of the amounts that he believes to be the correct amounts. If the Company and the Executive cannot agree within 30 days after the Notice of Termination is given on the amount of the parachute payments and excess parachute payments, and on the amount of any reduction, the calculation of such amounts (and any reduction) shall be made by independent tax counsel selected by the Company's independent auditors. Such determination shall be completed within 15 days after it is submitted to such independent tax counsel and shall be conclusive and binding on the parties.

(d) The amounts requires to be paid under Section 4(a), less the amount of any reduction determined by the Company under
     Section 4(b) and 4(c), shall be paid by the Company to the Executive in cash in a lump sum on the 10th day after the Date of Termination. If it is later determined, under the procedure set forth in Section 4(c), that the amount of any reduction is less than that initially determined by the
     Company,  the  Company  shall  pay  the  difference  to  the
     Executive in cash within five days after the amount of any reduction is finally determined. If it is later determined, under the procedures set forth in Section 4(c), that the amount of any reduction is more than that initially determined by the Company, the Executive shall repay the difference to the Company in cash within five days after the amount of any reduction is finally determined.

(e) Any payments required under this Section 4 shall be paid net of applicable federal, state and local tax withholding.

(f) If the Company is required to make payments to the Executive under Section 4(a), the Company, until the earlier of (i) one year after the Date of Termination or (ii) commencement of full-time employment by the Executive with a new employer, shall maintain in full force and effect, for the continued benefit of the Executive, medical and dental programs or arrangements in which the Executive was entitled to participate immediately prior to the Date of Termination, provided that continue participation by the Executive is possible under the general terms and provisions of such plans and programs.

(g) Except for the payment referred to in clause (i) of Section 4(a) none of the payments to the Executive under this
     Section 4 shall be counted for the purpose of computing the Executive's benefits under any pension, profit sharing, deferred compensation or other employee benefit plan maintained by the Company.

5.    No  Obligation  to Mitigate Damages;  No  Effect  on  Other
Contractual Rights.

     The provisions of this Agreement, and any payment provided for hereunder, shall not reduce any amounts otherwise payable, or in any way diminish the Executive's existing rights, or rights which would accrue solely as a result of the passage of time, under any Benefit Plan, Incentive Plan or Securities Plan, employment agreement or other contract, plan or arrangement.

6.   Successor to the Company.

(a) The Company will require any successor or assign (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company, by agreement in form and substance satisfactory to the Executive, expressly, absolutely and unconditionally to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if not such succession or assignment had taken place. Any failure of the Company to obtain such agreement prior to the effectiveness of any such succession or assignment shall be a material breach of this Agreement and shall entitle the Executive to terminate the Executive's employment for Good Reason. As used in this Agreement, "Company" shall mean the Company as herein before defined and any successor or assign to its business and/or assets as aforesaid which executes and delivers the agreement provided for in this Section 6 or which otherwise becomes bound by all the terms and provisions of this Agreement by operation of law. If at any time during the term of this Agreement the Executive is employed by any corporation a majority of the voting securities of which is then owned by the Company, "Company" as used in Section 3, 4, 11 and 12 hereof shall in addition include such employer. In such event, the Company agrees that it shall pay or shall cause such employer to pay any amounts owed to the Executive pursuant to Section 4 hereof.

(b) This Agreement shall inure to the benefit of and be enforceable by the Executive's personal and legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If the Executive should die while any amounts are still payable to him hereunder, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to the Executive's devisee, legatee, or other designee or, if there be no such designee, to the Executive's estate.

7. Notice. For purposes of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States certified or registered mail, return receipt requested, postage prepaid, as follows:

If  to  the  Company: Structural  Dynamics  Research Corporation
                      Vice  President, Secretary and  General
                      Counsel
                      2000 Eastman Drive
                      Milford, OH  45150

If to the Executive:  Address of The Executive

    or such other address as either party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

8.  Miscellaneous.   No  provisions  of  this  Agreement  may  be
    modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing signed by the Executive and the Company. No waiver by either party hereto at anytime of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No agreements or representatives, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not set forth expressly in this Agreement. This Agreement shall be governed by and construed in accordance with the laws of the State of Ohio.

9.  Validity.    The  invalidity  or  unenforceability   of   any
    provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

10. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

11. Legal Fees and Expenses. The Company shall pay all legal fees and expenses which the Executive may incur as a result of the Company's contesting the validity, enforceability or the Executive's interpretation of, or determinations under, this Agreement.

12. Confidentiality.   The Executive shall retain  in  confidence
    any and all confidential information known to the Executive concerning the Company and its business so long as such information is not otherwise publicly disclosed.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

ATTEST:

                              By:


                              By:
                                   Vice President, Secretary and
                                   General Counsel



Exhibit 10.12

           NON-QUALIFIED UNFUNDED DEFERRED COMPENSATION PLAN
                       FOR OUTSIDE DIRECTORS OF
               STRUCTURAL DYNAMICS RESEARCH CORPORATION

SECTION 1.     PARTICIPATION.

(a) A director of Structural Dynamics Research Corporation ("SDRC") who is not an employee may elect to defer compensation earned for services as a director that such director has not elected to receive in a form other than cash ("Annual Cash Retainer"). All or a portion in increments of not less than 25% of the quarterly fees which would otherwise be payable at the end of each three month period ending on March 31, June 30, September 30 and December 31 ("Retainer Payment Dates") but for this election to participate in this Plan, may be deferred in accordance with the terms and conditions of this Non-Qualified Deferred Compensation Plan for Outside Directors of Structural Dynamics Research Corporation ("Plan").

(b) A director who shall elect to participate in this Plan ("Participating Director") shall make his or her annual election to defer his or her Annual Cash Retainer by giving written notice to the Secretary of SDRC at least seven (7) business days prior to January 1 of the Plan Year for which the election is made ("Annual Election Notice") attached hereto as Exhibit A. The Participating Director shall not be entitled to defer any future Annual Cash Retainer fees in addition to those elected to be deferred for the remaining portion of the current Plan Year for which the Annual Election Notice is delivered. "Plan Year" is defined as a twelve-month period beginning on January 1 and ending on December 31.

(c) The deferred Annual Cash Retainer fees (Deferred Compensation") shall be paid on such future date or dates and in such manner as a Participating Director shall elect in the initial Annual Election Form; PROVIDED, (i) such form of payment election shall be irrevocable and (ii) that no Deferred Compensation shall be paid in the same calendar year in which any portion of the Annual Cash Retainer representing the Deferred Compensation is earned.

SECTION 2. ADMINISTRATION. This Plan, which was approved by the board of directors of the Company on December 9, 1997, shall be administered by a committee comprised of the Chief Financial Officer and the Secretary respectively, of SDRC ("Committee"). The Committee may delegate certain administrative authority to other employees of SDRC, but shall retain the ultimate responsibility for the interpretation of, and amendments to, the Plan. The members of the Committee shall not be liable for any of their actions or determinations made in good faith with respect to the administration of the Plan.

SECTION   3.       ESTABLISHMENT  AND  MAINTENANCE  OF   DEFERRED
COMPENSATION ACCOUNTS.

(a) The Company shall establish and maintain a separate Deferred Compensation account ("Account") for each Participating Director. The Deferred Compensation shall be credited to the Account as of the following dates: march 31, June 30, September 30, and December 31, the Retainer Payment Dates, following the Annual Election.

(b) The Participating Director shall elect one of the following Account appreciation alternatives:

(i) STOCK EQUIVALENT ACCOUNT. Under this alternative, the values of the Stock Equivalent Account shall be determined as if the Deferred Compensation is invested in SDRC common stock equivalents on the Credit Dates. The number of SDRC common stock equivalents shall be determined by dividing the Deferred Compensation credited to the Account on the Credit Dates by the lowest quoted selling price of SDRC Common Stock on the applicable day on the Nasdaq National Market System Composite transaction tape ("Market Value"). Fractional stock equivalents will be computed to four decimal places. An amount equal to all dividends paid on the shares of SDRC common stock will be converted into whole or fractional shares of common stock equivalents at the Market Value as of the dividend payment dates and credited to the Account. The amount of Deferred Compensation to be paid to a Participating Director form the Stock Equivalent Account on the payment date(s) specified in the Initial Annual Election Form shall be equal to (a) the number of shares equivalents accumulated in the Account; (b) multiplied by the Market Value on the date upon which the Deferred Compensation is scheduled to be paid; and then (c) divided by the total number of payments to be made (or remaining to be paid), as specified in the Initial Annual Election Form.

(ii) INTEREST ACCOUNT - Under this alternative, the rate of interest payable on the balance of the Interest Account will be a fluctuating rate equal to the prime rate made available by The Fifth Third Bank of Cincinnati, Ohio to its preferred customers on each of the Retainer
          Payment Dates. Interest will be credited to the Account quarterly on the Retainer Payment Dates and on the date of the final payment on the outstanding balance of the Account (which would include all principal and interest accrued to that date), as specified in the Initial Annual Election Form. If installments payments are specified in the Initial Annual Election Form, the amount of Deferred Compensation to be paid to the Participating Director form the Interest Account shall be determined by dividing the current balance of the Interest Account (including all interest allocated as of the Retainer Payment Date) by the number of remaining installments payments.

(c) The Participating Director may elect to apportion in increments of not less than 25% of the Deferred Compensation between a Stock Equivalent Account and an Interest Account, but the balances cannot be transferred between accounts after the apportionment has been made.

SECTION 4.     PAYMENTS OF DEFERRED COMPENSATION.

(a) A Participating Director may elect to receive payments of Deferred Compensation either in a lump sum payment or in annual installments as specified in the Initial
          Annual Election Form.

(b) The Account shall continue to be maintained for the benefit of the Participating Director and paid in accordance with the Initial Annual Election Form in the event that the Participating Director's service as a director shall terminate prior to all of the outstanding balance in the Account being paid out.

(c) If a Participating Director shall die prior to all the payments being made form the Account, the unpaid balance of the Account shall be paid on the 30th day after the Secretary of SDRC has been duly notified of his or her death to his or her designated beneficiary or beneficiaries, as specified in the Beneficiary Designation Form (attached hereto as Exhibit B), or in the absence of such designation, to his or her personal representative. Such death payment shall be made in a single lump sum, irrespective of the time and manner of payment specified in the initial Annual Election Form.

SECTION 5. UNFUNDED OBLIGATION OF SDRC. The balances accumulated in the Accounts shall constitute general contractual obligations of SDRC to the Participating Directors. SDRC shall not segregate assets, create any security interest or encumber its assets in order to provide for or fund the payment (s) of the balance(s) accumulated in the Accounts.

SECTION 6. NON-ASSIGNABILITY. The rights and benefits of a Participating Director under the Plan are personal and cannot be pledged, transferred or assigned except by designation of a beneficiary (or beneficiaries), will or the laws of descent and distribution.

SECTION 7. AMENDMENTS. Any substantive amendment to the Plan shall be approved by the Committee. No amendment shall be made which would adversely affect the tax status of the Deferred Compensation accumulated in the Accounts or reduce amounts credited to the Accounts.

SECTION 8. EFFECTIVE DATE; TERMINATION. This Plan was approved by the Board of Directors on December 9, 1997, and became effective on the same date. The Board of Directors of SDRC may terminate this Plan at any time; PROVIDED THAT, such termination shall not affect the rights of Participating Directors which have accrued under this Plan prior to such termination. In the event of termination, the payment schedule specified in the initial Annual Election Form shall continue to be followed.
                                                       EXHIBIT A

               STRUCTURAL DYNAMICS RESEARCH CORPORATION
           NON-QUALIFIED UNFUNDED DEFERRED COMPENSATION PLAN
                      FOR NON-EMPLOYEE DIRECTORS

                         Annual Election Form


I hereby irrevocably elect to have       % [fill in 0%; 25%; 50%;
75% or 100%] of my total compensation as a non-employee director of Structural Dynamics Research Corporation payable to me in the calendar year immediately following the calendar year of this election deferred in accordance with the provisions of the Plan.

Of  the amount so deferred, I elect to allocate       % [fill  in
0%;  25%;  50%, 75% or 100%] to my Stock Equivalent  Account  and
% [fill in 0%, 25%; 50%; 75% or 100%] to my Interest Account.

In accordance with Section 4 of the Plan, I hereby elect the following payment method for Deferred Compensation to myself
(initial one box):

___ As a lump sum including interest accrued as of the day preceding payment, payable on the first day of the second month following the later of my 65th birthday or the date I cease to be a director of SDRC.

____ In ____ (insert number of installments between 12 and 60) commencing on the first day of the month following the later of the month of my 65th birthday or the month I cease to be a direct of SDRC.

I understand that I may change or revoke the deferral election and the allocation between accounts each year, but the above payment election shall be irrevocable.




Date:

Signature:

Print/Type Name:

                                                       EXHIBIT B

               STRUCTURAL DYNAMICS RESEARCH CORPORATION
           NON-QUALIFIED UNFUNDED DEFERRED COMPENSATION PLAN
                      FOR NON-EMPLOYEE DIRECTORS

                     Beneficiary Designation Form







In accordance with Section 4 of the Plan, I hereby designate
as  my  beneficiary.   This designation supersedes  all  previous
designations made by me.




Date:

Signature:

Print/Type Name:

Exhibit 13

SELECTED FINANCIAL DATA
Structural Dynamics Research Corporation

                                         Year ended December 31

(in thousands, except per share    1997(3)     1996     1995(4)   1994       1993
data)
Operating data: (1)
  Total revenue                  $351,322    $285,256  $224,138  $185,358  $165,893

  Operating income (loss)        $ 37,059    $ 44,900  $ 28,355  $ (1,239)   (4,104)

  Net income (loss) before
    cumulative effect
    of accounting change         $ 30,030    $ 38,148  $ (2,809) $ (8,295) $ (8,573)

  Net income (loss)              $ 30,030    $ 38,148  $ (2,809) $(12,191) $ (8,573)

Common Share data: (1)
  Basic net income (loss) per
    share                        $    .85    $   1.11  $   (.09) $   (.39) $   (.28)
  Dilutive net income (loss)
   per share                     $    .81    $   1.05  $   (.09) $   (.39) $   (.28)
  Common and common equivalent
   shares                          36,947      36,290    32,430    31,352    30,999

Balance sheet data: (1)
  Working capital                $102,329    $ 68,574  $ 42,412  $ 31,322  $ 30,623
  Total assets                   $293,196    $239,372  $207,673  $152,192  $145,278
  Long-term liabilities          $  7,751    $  9,281  $  9,730  $  5,640  $  1,029
  Total shareholders' equity     $177,837    $130,547  $ 85,144  $ 76,414  $ 89,922

Pro forma data: (2)
   Net income (loss)             $ 28,096    $ 36,632  $ (4,394) $(13,307) $ (9,522)
   Basic net income (loss) per
    share                        $    .80    $   1.07  $   (.14) $   (.42) $   (.31)
   Dilutive net income (loss)
     per share                   $    .76    $   1.01  $   (.14) $   (.42) $   (.31)

(1) All information has been restated to reflect the 1997 acquisition of Computer Aided Systems for Engineering (CASE), accounted for as a pooling-of-interests. (See Note 2 to the consolidated financial statements).

(2) Pro forma net income and pro forma net income per share was computed using pro forma net income which reflects the tax expense that would have been reported if CASE (an S corporation for income tax reporting purposes prior to acquisition) had been a C corporation.

(3)     In  1997,  a  charge  of  $20,850  for  purchased  in-process
  research  and  development  associated  with  the  acquisition   of
  Metaphase Technologies, Inc. was included in the results of operations. (See Note 2 to the consolidated financial statements).

(4) In 1995, cost of $24,300 for the class action lawsuit settlement, net of estimated insurance proceeds, was included in the net loss. (See Note 8 to the consolidated financial statements).



MANAGEMENT'S  DISCUSSION  AND ANALYSIS  OF  FINANCIAL  CONDITION
AND RESULTS OF OPERATIONS
Structural Dynamics Research Corporation

(in thousands)

Structural  Dynamics  Research Corporation is a leading  supplier
of software   tools  and  software  related  services  to
manufacturers worldwide.   The  software  tools are used for  the
development  and manufacture  of  mechanical products and the
management  of  product information.   The  Company's primary
software offerings are I-DEAS Master Series(TM) and Metaphase(R) Enterprise(TM). I-DEAS Master Series is an integrated CAD/CAM/CAE (computer-aided design, manufacturing and engineering) system which improves the speed and reliability of the design and production
of mechanical products.  Metaphase Enterprise is   product data
management (PDM) software which tracks and manages enterprise-wide data and processes associated with the life cycle of products.

Certain statements in this report are forward-looking statements that involve risks and uncertainties which could cause the Company's future results to differ from the expectations described herein. Forward looking statements should be evaluated in the context of risk factors and uncertainties, some of which are described in more detail in "Factors That May Affect Future Results".

Results of Operations

Net income for 1997 was $30,030 including a non-recurring charge of $20,850 for purchased in-process research and development associated with the acquisition of Metaphase Technologies, Inc. (Metaphase). Net income excluding this charge increased to $50,880 compared to $38,148 for 1996. Net income for 1995, adjusted to exclude a non-recurring charge of $24,300 from a litigation settlement, was $21,491. (See "Litigation Settlement").

Revenue

Consolidated revenue, including licenses, maintenance and services, increased to $351,322 for 1997 compared to 1996 revenue of $285,256 and 1995 revenue of $224,138. This represents increases of 23% in 1997, 27% in 1996, and 21% in 1995. Price increases have not been a material factor in the Company's revenue growth.

Software license revenue increased 12% in 1997, 17% in 1996 and 14% in 1995. The revenue growth reflects ongoing worldwide acceptance of the Company's software products, including
continual   product enhancements.   Software  license  revenue
growth  for   CAD/CAM/CAE products  was  3%  and  18%  for 1997 and
1996,  respectively.   PDM software  license  revenue,  while  on
a  much  smaller  base   than CAD/CAM/CAE   software,  grew  82%
and  10%  in   1997   and   1996, respectively.  License revenue
growth rates for 1997 were negatively affected by the strengthening of the U.S. dollar against major European and Asian currencies. The stronger dollar reduced demand by making software products relatively more expensive to foreign customers who order in U.S. dollars. The stronger dollar also resulted in a lower translation of foreign currency denominated orders into U.S. dollars. PDM license sales have been facilitated by a streamlined distribution channel since the Company purchased Metaphase in January 1997.

Revenue  from software maintenance contracts and services  grew
37%, 42%  and 32% in 1997, 1996 and 1995, respectively.  The growth
was  a result   of  progressive  demand  for  upgrade  rights  on
software, implementation  projects,  customer  support  services and training associated with a larger base of customer installations with I-DEAS Master Series and Metaphase Enterprise
softwares.  The percentage  of the   Company's  total revenue
derived from software maintenance and services increased to 51% in 1997 from 46% in 1996 and 41% in 1995. This trend reflects the larger size of customer support and service projects which the Company has undertaken since 1995.

Total  revenue from international operations accounted for  51%,
52% and  54%  of  consolidated  total revenue in  1997,  1996  and
1995, respectively.   In 1997 and 1996, significant increases  in
domestic revenue from a major automotive customer, the stronger U.S. dollar in 1997 and slower revenue increases in Asia-Pacific resulted in declining international revenue as a percentage of total revenue.

The Company expects that revenues will increase in 1998 for its CAD/CAM/CAE and PDM product lines, and that the international market will continue to account for a significant portion of total revenue. The rate of growth will depend, in part, on the Company's abililty to expand its sales and support infrastructures and on foreign exchange rates.

Cost of Revenue

Cost  of revenue consists principally of the staff and related costs associated with the generation and support of software services revenue, amortization of capitalized software construction costs, royalty fees paid to third parties under licensing agreements and the cost of distributing software
products.   Cost  of  revenue   was $120,444, $80,499 and $58,420
for 1997, 1996 and 1995, respectively. The cost of licenses represented 15% of license revenue for 1997, 1996 and 1995. The cost of license revenue was not impacted by the strengthening of the U.S. dollar in 1997 against foreign currencies because the cost was primarily incurred in U.S. dollars. The cost of services and maintenance represented 53%, 44% and 41% of the associated
revenue for 1997, 1996 and 1995, respectively.   Relative to  the
associated sales, cost of services and maintenance increased due to the hiring, training and integration cost associated with expanding the workforce to meet the growing demand for software implementation, training and post license sales support. Also in 1997, the Company allocated more fixed facility and common overhead expenses to the cost of services and maintenance due  to  the significant  growth  of  the  implementation  and
customer   support workforces.

Selling and Marketing Expenses

Selling  and marketing expenses consist of the costs associated with the worldwide sales and marketing staff, advertising and product localization. These expenses were $105,756, $109,700 and $97,272 in 1997, 1996 and 1995, respectively. These amounts represented 30%, 38% and 43% of total revenue for 1997, 1996 and 1995, respectively. While the Company expanded its sales force 31% since December 31, 1996, the net decrease in selling and marketing expense in 1997 resulted from certain non-recurring
charges incurred  during  1996. Those   charges   included
significant  expense  for   a   corporate advertising  campaign,
bad  debt  expense  and  special   commission programs.  In 1997,
the Company allocated less facility and overhead costs to selling and marketing expenses, and more to the cost of services and
maintenance as discussed under cost of  revenue.   The 1996  selling
costs as a percentage of revenue decreased due to relatively fixed selling and marketing costs associated with the increased maintenance and services revenue. In 1998, the Company plans to expand its sales infrastructures and spend more on marketing and advertising programs.

Research and Development Expenses

Research  and  development expenses consist  primarily  of
salaries, benefits, computer equipment costs and facilities associated with the product development staff. It excludes costs which are capitalized in accordance with Statement of Financial
Accounting Standards  No. 86.   The  Company continued to invest
significant resources  in  the research  and  development  of
product  advancements.   Research  and development expense increased
to $49,415 in 1997 from $34,018 in 1996 and  $26,507 in 1995, representing 14%, 12% and 12% of total revenue for 1997, 1996 and 1995, respectively. The increases were due to additions in the development staff from the Metaphase acquisition as well as staff additions for I-DEAS product development. During 1997, the Company incurred $7,153 of product development costs which were reimbursed by other companies. Research and development expenses also excluded capitalized internal software costs of $12,957, $9,679 and $6,928 for 1997, 1996 and 1995, respectively. The increase in capitalized costs reflected the higher level of development staff and timing differences for the release of new products among the
three years.   Capitalized amounts represented 21%, 24% and  22%  of
gross research and development cost in 1997, 1996 and 1995, respectively. The Company expects research and development costs to increase in 1998.

General and Administrative Expenses

General and administrative expenses consist of costs associated with the corporate, finance, human resource and administrative staffs. General and administrative expenses amounted to $17,798, $16,139 and $13,584 in 1997, 1996 and 1995, respectively. The increases were primarily a result of a larger workforce needed to support the Company's growth. These amounts represent 5%, 6% and 6% of total consolidated revenue for 1997, 1996 and 1995,
respectively.   The Company expects general and administrative
expenses to remain  stable as a percent of revenue in 1998.

Acquisition of Metaphase Technology, Inc.

The Company and Control Data Systems, Inc. (CDSI) formed Metaphase as a joint venture in 1992. In January 1997, the Company acquired the remaining stock of Metaphase and certain assets of CDSI's global PDM software sales and support business. The purchase price of approximately $33,000 included cash and a stock warrant. The acquisition was accounted for as a purchase. The Company recorded a one-time charge of $20,850 to write off in-process research and development acquired in the acquisition that did not have an alternative future use and had not reached technological feasibility.

Acquisition of Computer Aided Systems for Engineering

In December 1997, the Company acquired all of the outstanding stock of two privately held companies doing business together as Computer Aided Systems for Engineering (CASE) by issuing one million, five hundred thousand shares of common stock having an aggregate market value of approximately $25,000. The acquisition was accounted for as a pooling-of-interests, and accordingly, all prior periods have been restated to include the results of CASE. CASE had been a third party developer of drafting software for the Company since 1984.

Acquisition of Camax Manufacturing Technologies, Inc.

In June 1996, the Company finalized the acquisition of Camax Manufacturing Technologies, Inc. (Camax) and issued nine hundred sixty-seven thousand shares of common stock having a market value of $30,000 in exchange for 100 percent ownership of Camax common stock. The acquisition was accounted for as a pooling-of-interests and, accordingly, all prior periods were
restated  to  reflect  Camax results.   Camax provides
computer-aided manufacturing software for computerized-numerical-control machining operations with products and services designed to simplify, automate and optimize the machining process to streamline production and accelerate time-to-market.

Equity in Losses of Affiliates

Equity  in losses of affiliates for 1996 primarily represented
SDRC's share  of  the  Metaphase joint venture losses.   Until  the
Company acquired Metaphase in January 1997, the Company paid royalty fees to Metaphase based upon the amount of PDM sales.

During 1994, the Company formed a joint venture with Siemens Nixdorf Informationssysteme AG (SNI), SDRC Software and Services, GmbH (SDRC GmbH) to market the Company's software products in Central Europe. For 1995, the majority of the Company's equity in losses of affiliates represented its share of SDRC GmbH joint venture losses. In 1995, the Company purchased the
remaining shares in SDRC GmbH  at its  net  book  value.   As  of
the acquisition date, 100% of the operating results of SDRC GmbH were included in the consolidated financial statements.

Litigation Settlement

In December 1995, the Company and plaintiffs' counsel, in a class action lawsuit, entered into a Memorandum of Understanding setting forth the terms of a proposed settlement. Pursuant to the proposed settlement, the Company agreed to contribute $17,600 of cash and $10,000 in the form of shares of the Company's common stock to a settlement fund. The amount of the settlement and other litigation cost, net of estimated insurance proceeds, were recorded as an expense in 1995. The insurance proceeds of
$5,000 were received  in 1996.   In  1996,  $17,600 was transferred
to a  settlement  fund  in accordance  with  the  Memorandum  of
Understanding,  and  a   final settlement between the Company and
the plaintiffs was accepted by the Court.   During  1997,  the
Company issued common stock valued at $10,000 to finalize its distributions to the settlement fund.

Other Income, Net

Other income, net, consists principally of interest income and foreign currency losses. Interest income increased sequentially over the past three years primarily due to higher levels of
investment balances.   Other income for 1996 was offset by a $950
settlement of the shareholders' derivative litigation. In 1995, other income, net, was offset by a net loss of $1,878 resulting from the sale of the United Kingdom test and analysis division.

Income Taxes

The Company recorded tax expense of $11,509, $8,636 and $7,179 in 1997, 1996 and 1995, respectively. In each of these years, the Company's provision for income taxes consisted primarily of
income taxes   currently  payable  to  foreign  jurisdictions  and
 foreign withholding  taxes  incurred  on  the  Company's  software
licensing revenue.   These  withholding  taxes  can  be  credited
against the Company's U.S. income tax liability. The Company is not currently in a position to utilize all of these foreign tax credits (FTCs) on its U.S. return. The FTCs and other tax carryforwards are available to offset future U.S. income tax liabilities, subject to various restrictions. No benefit was currently recognized for a substantial portion of the Company's U.S. deferred tax assets since it is more likely than not that they will not be realized based upon the Company's current and anticipated mix of domestic and foreign pre-tax accounting income, tax credits and deductions from non-qualified stock option exercises. As of December 31, 1997, $18,732 of the valuation allowance of $31,538 is attributable to the tax benefits of stock option exercises and such benefits will be credited to capital in excess of stated value if realized.

Pro forma income tax expense reflects the income tax expense that would have been reported if CASE (an S corporation for income tax reporting purposes prior to the acquisition) had been a C corporation for the years ended December 31, 1997, 1996 and 1995.

Liquidity and Capital Resources

As  of  December  31, 1997, the Company had $109,011  in  cash,
cash equivalents  and liquid investments.   The Company's working
capital was $102,329 and the Company had no material borrowings. The Company also has an unsecured bank line of credit of $15,000.

Cash  flows generated from operations increased to $62,981 for
1997, compared to $36,593 and $39,913 for 1996 and 1995,
respectively. For 1996, operating cash flows, excluding the $17,600 payout for the class action litigation settlement, were $54,193. Cash flows for 1997 increased over 1996 primarily due to higher net income, excluding the write off of
purchased  in-process  research   and development, partially offset
by increases in accounts receivable.

Liquidity and Capital Resources - (continued)

The  Company used $55,261 of cash for investing activities  in
1997, including   $29,689   for   the  Metaphase  acquisition.
Investing activities  totalled  $34,278  and  $8,822  during  1996
and   1995, respectively. The Company added capital equipment of
$13,640, $14,290 and  $5,827,  respectively  in  1997, 1996  and
1995  primarily  for furniture  and  computer  equipment to
accommodate  the  increase  in employee   headcount.   The  increase
in cash used for investing activities between 1995 to 1996 was also due to the conversion of more marketable securities into cash during 1995.

Net  cash  provided  by financing activities was $5,275,  $4,519
and $9,434   during   1997,   1996  and  1995,  respectively,
primarily representing proceeds from the Company's stock option programs. Financing activities included cash distributions to CASE shareholders prior to the Company's acquisition of CASE in December, 1997.

The Company's sources of liquidity and funds anticipated to be generated from operations are expected to be adequate for the Company's cash requirements in the foreseeable future. The Company has never paid a cash dividend and intends to continue its policy of retaining earnings to finance future growth. The Company has no other current commitments for material capital
expenditures.   See Note  8  to  the  consolidated financial
statements for additional commitments and contingencies. The Company does not expect inflation to have a material impact on its future operations.

Recent Accounting Pronouncements

In   August   1997,  the  American  Institute  of  Certified
Public Accountants issued Statement of Position 97-2 "Software Revenue Recognition," (SOP), which is effective for fiscal years beginning after December 15, 1997. The Company's adoption of the new SOP in 1998 is not expected to have a material impact on its financial position or results of operations.

In  June 1997, the Financial Accounting Standards Board (FASB)
issued Statement   of  Financial  Accounting  Standards  (SFAS)
No.   130, "Reporting  Comprehensive  Income," which establishes standards for reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS No. 130 is effective for the Company's fiscal year beginning January 1,
1998.   The  Company  is currently  evaluating the effects of this change on its  consolidated financial statements.

In  June  1997,  the  FASB  issued SFAS No.  131,  "Disclosure about Segments of an Enterprise and Related Information," which changes the way public companies report information about operating segments. SFAS No. 131, which is based on the management approach to segment reporting, establishes
requirements  to  report  selected   segment information  quarterly
and to report entity-wide disclosures about products and services, major customers and the material countries in which the Company operates. SFAS No. 131 is effective for the Company's fiscal
year beginning January 1, 1998.   The  Company  is currently
evaluating the effects of this change on its reporting of financial information.


Factors That May Affect Future Results

Forward-looking statements and the Company's results are  subject to certain risks and uncertainties, including but not limited to those discussed below, that could cause future results to differ
from those projected.    Risks   and   uncertainties   posed   by
competitive, technological or financial factors could have an immediate and significant adverse effect on the trading price of the Company's stock in any given period.

Product Distribution

Future results could be impacted by a slower growth rate in the market than anticipated. Besides its own sales force, the Company relies on distributors, representatives and value-added resellers to market a significant portion of its products. The loss of a major customer or a reduction in orders from a major customer, distributor, representative or value-added reseller, could have a significant impact to the results of operations in any particular quarter. Historically, a significant portion of  the  Company's  revenue  is generated  from  shipments  in  the
last  month  of  a  quarter.   In addition,  higher  volumes of
orders have been experienced in the fourth quarter. The concentration of orders makes projections of

Factors That May Affect Future Results - (continued)

Product Distribution - Continued

quarterly  financial  results difficult.  If  customers  delay
their orders   or  a  disruption  in  the  Company's  distribution
occurs, quarterly results of operations in any particular quarter may be negatively impacted. The Company usually ships software
licenses within   one  to  two  weeks  after  receipt  of  a
customer order. Typically, orders exist at the end of a quarter which have not been shipped; however, the value of such orders is not indicative of revenue results for any future period.

Competition

The software industry is highly competitive. The entire industry may experience pricing and margin pressure which could adversely
affect the   Company's  operating  results  and  financial
position.    The Company's success is dependent on its ability to
continue to develop, enhance and market new products to meet its customers' sophisticated needs within competitive pricing structures and in a timely manner. As product development cycles become shorter, product quality, performance, reliability, ease of use, functionality, breadth and integration may be impacted. Therefore, customer preference for the Company's new products cannot be assured. The Company's success also depends in part on its ability to attract and retain technical and other key employees who are in great demand, to protect the intellectual property rights of its products and to continue key relationships with product development partners.

International Business

A   significant   portion  of  the  Company's   revenues   are
from international markets. As a result, the Company's financial results could be impacted by weakened general economic conditions, differing technological advances or preferences, volatile foreign exchange rates and government trade restrictions in any country in which the Company does business. The Company has invested sizable resources in the Asia Pacific region, particularly in Japan and South Korea. Economic instability in this region could lead to an adverse impact on the Company's operation results and financial position.

Expense Management

The  Company continues to increase its expense levels to support its revenue  growth and to invest in product development.  The
Company's expense   levels   are  based,  in  part,  on  its
future   revenue expectations.  If future revenues are less than
expected, net income may be disproportionately affected because the Company's expense levels are generally committed in advance and a relatively small portion of the Company's expenses vary
with revenue.   During  the third  quarter  of 1997, the Company
initiated steps to expand its sales infrastructure and to invest more in marketing efforts with the objective of increasing the distribution of license products. Future results could be impacted by lags in sales productivity as additional salespeople are hired or by the cost of new marketing programs.

Technology

The Company is in the process of upgrading its world-wide information management system. Such a major undertaking could cause significant disruption as a result of unexpected delays in the
implementation  of this  project.   There  are no assurances that
the project will be completed within the projected time frame and budget. The Company does not anticipate any significant problems associated with the year 2000 consequences for its internal
software or the software which  it markets.   The software which
will be the basis of the Company's new information management system is year 2000 compliant. The Company's primary software offerings are also year 2000 compliant.

Stock Market Volatility

The  trading  price of the Company's stock, like other  software and technology  stocks,  is  subject  to  significant  volatility.
  The historical  results  of  operations and  financial  position
of  the Company   are   not   necessarily  indicative  of  future
financial performance.   If  revenues  or  earnings  fail  to  meet
securities analysts' expectations, there could be an immediate and significant adverse impact on the trading price of the Company's
stock.   In addition, the Company's stock price may be affected by
broader market factors that may be unrelated to the Company's performance.


                        Report of Management



Responsibility for the integrity and objectivity of the financial information presented in this Annual Report rests with
Structural Dynamics   Research   Corporation's  management.   The
accompanying financial statements have been prepared in conformity with generally accepted accounting principles, applying certain
estimates   and judgments  as required. Financial information
contained elsewhere in this Annual Report is consistent with that in the financial statements.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control that is designed to provide reasonable assurance that assets are safeguarded and transactions are properly recorded. This system is supported by written policies and procedures, organizational structures that provide an appropriate division of responsibility, internal reviews, and the careful selection and training of qualified personnel.

Our   independent  accountants,  Price  Waterhouse  LLP,  audit
the financial statements in accordance with generally accepted auditing standards, which includes the consideration of the system of internal control to the extent they deem necessary to express an opinion on the financial statements.

The Board of Directors, through its Audit Committee composed of outside directors, meets regularly with the Company's independent accountants and management to review the adequacy of internal accounting controls, financial reporting and the extent and results of the audit effort.




/s/William J. Weyand
William J. Weyand
Chairman of the Board,
President and Chief Executive Officer




/s/Jeffrey J. Vorholt
Jeffrey J. Vorholt
Vice President,
Chief Financial Officer and Treasurer



                  Report of Independent Accountants




To the Board of Directors
and Shareholders of
Structural Dynamics Research Corporation



In  our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of cash flows and of shareholders' equity present fairly, in all material respects, the financial position of Structural Dynamics Research Corporation and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial
statements  are free of material misstatement.   An  audit includes
examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.






/s/Price Waterhouse LLP
Price Waterhouse LLP
Cincinnati, Ohio
January 23, 1998





CONSOLIDATED STATEMENT OF OPERATIONS
Structural Dynamics Research Corporation

                                            Year ended December 31
(in thousands, except per share data)    1997         1996       1995
Revenue:
 Software licenses                     $170,727     $153,058    $131,211
 Software maintenance and services      180,595      132,198      92,927
                                       ---------     -------     -------
   Total revenue                        351,322      285,256     224,138
                                       ---------     --------    -------
Cost of revenue:
 Software licenses                       25,518       22,578      20,250
 Software maintenance and services       94,926       57,921      38,170
                                       --------       -------     -------
   Total cost of revenue                120,444       80,499      58,420
                                       --------       -------     -------
   Gross profit                         230,878      204,757     165,718

Operating expenses:
   Selling and marketing                105,756      109,700      97,272
    Research and development             49,415       34,018      26,507
    General and administrative           17,798       16,139      13,584
 Purchased in-process research and
   development                           20,850           --          --
                                        -------      -------     --------
   Total operating expenses             193,819      159,857     137,363
                                        -------      -------     --------
   Operating income                      37,059       44,900      28,355

Equity in losses of affiliates              (39)        (230)       (951)
Acquisition costs                            --       (1,102)         --
Litigation settlement                        --           --     (24,300)
Other income, net                         4,519        3,216       1,266
                                        -------       ------     -------
        Income before income taxes       41,539       46,784       4,370

Income tax expense                       11,509        8,636       7,179

                                        --------     ------       -------
   Net income (loss)                   $ 30,030     $ 38,148    $ (2,809)

Basic net income (loss) per share      $    .85     $   1.11    $   (.09)
Dilutive net income (loss) per share   $    .81     $   1.05    $   (.09)
                                        -------       ------      -------
Pro forma net income (loss) and per
share data:
  Income before income taxes as
    reported                             41,539       46,784       4,370
  Pro forma income tax expense           13,443       10,152       8,764
                                        -------      -------      ------
  Pro forma net income (loss)          $ 28,096     $ 36,632    $ (4,394)

  Pro forma basic net income (loss)
    per share                          $    .80     $   1.07    $   (.14)
  Pro forma dilutive net income
  (loss) per share                     $    .76     $   1.01    $   (.14)
                                        =======      =======      =======
Weighted average common shares
 outstanding                             36,947       36,290      32,430
                                        =======      =======      =======

See accompanying notes to consolidated financial statements.


CONSOLIDATED BALANCE SHEET
Structural Dynamics Research Corporation

                                            December 31
(in thousands, except per share data)   1997          1996
Assets
Current assets:
 Cash and cash equivalents           $ 81,056      $ 72,026
 Marketable securities                 13,030        18,502
 Trade accounts receivable, net of
   allowances of $3,529 and $3,281     88,954        61,743
 Other accounts receivable             17,815         7,929
 Prepaid expenses and other current
  assets                                9,082         7,918

                                      -------       -------
   Total current assets               209,937       168,118
                                      =======       =======
Marketable securities                  14,925        10,509
Net property and equipment             24,627        21,025
Computer software construction
  costs, net                           31,610        28,614
Other assets                           12,097        11,106
                                      -------       -------
   Total assets                      $293,196      $239,372
                                      =======      =========
Liabilities and Shareholders' Equity
Current liabilities:
 Accounts payable                    $ 12,230      $  9,695
 Accrued expenses                      17,327        14,084
 Accrued compensation                  22,263        21,119
 Accrued litigation settlement and
   related costs                           --        10,104
 Accrued income taxes                   9,182         8,082
 Deferred revenue                      46,606        36,460
                                      -------       -------
   Total current liabilities          107,608        99,544
                                      =======       =======
Other long-term liabilities             7,751         9,281
Commitments and contingencies (Note 8)
Shareholders' equity:
 Common stock, stated value $.0069
  per share
 Authorized 100,000 shares;
  outstanding shares - 35,654 and
 34,260 net of 1,500 and 1,542
 shares in treasury                       248           238
 Capital in excess of stated value    114,132        87,302
 Retained earnings                     67,135        42,738
 Foreign currency translation
   adjustment                          (3,667)          298
 Unrealized holding loss on
   investments                            (11)          (29)
                                      -------       --------
   Total shareholders' equity         177,837       130,547
                                      =======       =======
   Total liabilities and
    shareholders' equity             $293,196      $239,372
                                      =======       =======

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
Structural Dynamics Research Corporation
in thousands, except per share data
                                                                              Unrealized
                          Common Stock                           Foreign      holding       Total
                          Outstanding    Capital in              currency     gain (loss)   share-
                                 Stated  excess of     Retained  translation  on            holders'
(in thousands, except    Shares  value   stated value  earnings  adjustment   investments   equity
per share data)          ------- ------  ------------  --------  ----------   -----------   ------
December 31, 1994,
  As previously
   reported             29,864   $208    $ 60,638      $15,292   $ (590)      $(669)        $ 74,879
  Pooling-of-interests
   (Note 2)              1,500     10          10        1,515       --          --            1,535
                        ------   ----    --------       ------    ------       -----         -------
December 31, 1994, as
 restated               31,364    218      60,648       16,807     (590)       (669)          76,414

 Transactions involving
   employee stock plans  1,720     12      12,874                                             12,886

 Distributions of CASE
   S corporation                                        (2,425)                               (2,425)
 Net loss                                               (2,809)                               (2,809)
 Foreign currency
   translation adjustment                                           590                          590
 Unrealized holding gain
   on marketable
     securities                                                                 488              488
                        ------   -----     -------      -------    ------     -------         ------
December 31, 1995, as
 restated               33,084    230      73,522       11,573       --        (181)          85,144
 Transactions involving
   employee stock plans  1,176      8      15,016                                             15,024

 Payment for Camax
 dissenter's rights                        (1,236)                                            (1,236)
 Distributions of CASE
  S corporation                                         (6,983)                               (6,983)
 Net income                                             38,148                                38,148
 Foreign currency
   translation adjustment                                           298                          298
 Unrealized holding gain
   on marketable
   securities                                                               152                  152
                         -----   -----    --------     -------    -------  -----              _______
December 31, 1996, as
  restated              34,260    238      87,302       42,738      298     (29)             130,547
 Transactions involving
   employee stock plans  1,025      7      13,333                                             13,340
 Stock warrant
  (See Note 2)                              3,500                                              3,500
 Distribution for
  lawsuit
  settlement               369      3       9,997                                             10,000
 Distributions of CASE
   S corporation                                        (5,633)                               (5,633)
 Net income                                             30,030                                30,030
 Foreign currency
   translation adjustment                                         (3,965)                     (3,965)
 Unrealized holding gain
   on marketable
    securities                                                               18                   18
                        ------   -----    -------     --------   -------   ----             --------
December 31, 1997       35,654   $248    $114,132      $67,135   $(3,667)  $(11)            $177,837
                        ======   =====   ========     ========   ======== ======            ========

See accompanying notes to consolidated financial statements.












CONSOLIDATED STATEMENT OF CASH FLOWS
Structural Dynamics Research
Corporation
(in thousands)
                                                  Year ended December 31
                                           1997      1996          1995
Cash flows from operating activities:
 Net income (loss)                       $ 30,030  $ 38,148      $ (2,809)
 Adjustments to reconcile net income
  (loss) to net cash provided by
  operating activities:
   Purchased in-process research
    and development                        20,850        --            --
   Depreciation and amortization           11,032     8,136         7,729
   Amortization of computer software
     construction costs                    15,810    11,779         8,475
   Deferred taxes                            (740)   (2,125)          563
   Litigation settlement                       --        --        24,300
   Loss on sale of UK test and analysis
     division                                  --        --         1,878
   Stock contributions to 401(k)
     plan                                   2,249     1,606         1,990
   Other                                      205       213           669
 Changes in assets and liabilities, net
   of acquisitions:
    Increase in accounts receivable, net  (31,439)   (1,369)      (10,827)
    (Increase) decrease in prepaid
      expenses                             (1,032)   (1,635)          696
    (Increase) decrease in other
      assets                                4,379    (7,261)          564
    (Decrease) increase  in accounts
      payable and accrued expenses          2,049   (16,624)       (4,248)
     Increase in accrued income taxes       1,100     1,686         2,134
     Increase in deferred revenue           9,835     1,683        10,623
     Increase (decrease) in other long-
       term liabilities                    (1,347)    2,356        (1,824)
                                           -------  -------       --------
      Net cash provided by operating
       activities                          62,981    36,593        39,913
                                           ------    ------       --------
Cash flows from investing activities:
 Purchases of marketable  securities      (20,079)  (25,612)      (32,781)
 Proceeds from sales of marketable
  securities                               21,153    16,949        38,492
 Additions to property and equipment,
   net                                    (13,640)  (14,290)       (5,827)
 Additions to computer software
  construction costs                      (13,006)   (9,825)       (8,189)
 Proceeds from sale of UK test and
  analysis division                            --        --           524
 Acquisition of remaining shares of
    SDRC GmbH,
    net of cash received                       --        --         1,152
    Acquisition of Metaphase
      Technology, Inc.                    (29,689)
 Investment in and advances to joint
   ventures                                          (1,500)       (2,193)
                                          --------   -------      --------
    Net cash used in investing
      activities                          (55,261)  (34,278)       (8,822)
                                          --------   -------      --------
Cash flows from financing activities:
 Issuance of common stock                  11,091    13,418        10,896
    Distributions of CASE S corporation    (5,633)   (6,983)       (2,425)
 Payment for Camax dissenter's rights          --    (1,236)           --
 Issuance of long-term debt                    --        --         1,738
 Repayment of long-term debt                 (183)     (680)         (775)
                                           ------     -----        -------
    Net cash provided by financing
       activities                           5,275     4,519         9,434
                                           ------    ------        --------
Effect of exchange rate changes on cash    (3,965)      298            --
                                           ------    ------        --------
Increase in cash and cash equivalents       9,030     7,132        40,525
Cash and cash equivalents:
 Beginning of period                       72,026    64,894        24,369
                                          -------   --------      --------
 End of period                           $ 81,056  $ 72,026      $ 64,894
                                          -------    -------     ---------
Cash paid during the year for income
  taxes                                  $ 11,960  $ 10,462      $  5,941
                                           -------    -------     --------

See accompanying notes to consolidated financial statements.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Structural Dynamics Research Corporation
(in thousands, except per share data)

(1)  Summary of Significant Accounting Policies

Business

Structural Dynamics Research Corporation (the "Company" or "SDRC") is a leading international supplier of CAD/CAM/CAE (computer aided design, manufacturing and engineering) software used for mechanical design automation, product data management (PDM) software and related services.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Investments in which the Company has significant influence, but not control, are accounted for under the equity method. All significant intercompany balances and transactions have been eliminated.

Use of Estimates

The financial statements, which are prepared in conformity with generally accepted accounting principles, require management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes.
 Actual results could differ from those estimates. Significant estimates based on the facts and circumstances existing at the date of the financial statements include the estimated useful lives of computer software construction costs and the likelihood of realization of the deferred tax assets.

Pro Forma Net Income and Pro Forma Net Income Per Share

Pro forma net income and pro forma net income per share reflect the tax expense that would have been reported if Computer Aided Systems for Engineering (an S corporation for income tax reporting purposes prior to its 1997 acquisition-See Note 2) had been a C corporation.

Revenue Recognition

The use of software programs is licensed through the Company's direct sales force and by specific arrangements with certain distributors, value-added resellers and other marketing
representatives.   Revenue generated  from  licenses is recognized
when the following criteria have been met: (a) a written order for the unconditional license of software and a software license
agreement have been received,   (b) the  Company  has shipped the
products to the customer and performed substantially all services for which it was committed, (c) the customer is obligated to pay and (d) collectibility is probable.

Revenue  from  maintenance contracts is recognized ratably  over the term  of  the  agreement  and  the deferred  portion  represents
the substantial   component   of   deferred   revenue.    Revenue
 from implementation services, training and other services is recognized as the service is performed.

In   August   1997,  the  American  Institute  of  Certified
Public Accountants issued Statement of Position 97-2 "Software Revenue Recognition," (SOP), which is effective for fiscal years beginning after December 15, 1997. The Company's adoption of the new SOP in 1998 is not expected to have a material impact on its financial position or results of operations.

(1)  Summary of Significant Accounting Policies - (continued)

Cost of Revenue

The  cost  of licenses primarily consists of the cost of
distributing the   software  products,  an  allocation  of  the
amortization   of capitalized software construction costs and an
allocation of  royalty fees  paid  to  third parties under licensing
agreements.    Cost  of maintenance and services primarily consists
of the staff and related costs associated with the generation and support of software service revenue, an allocation of the amortization of capitalized software construction costs and an allocation of royalty fees paid to third parties under licensing agreements. The allocations between cost of license revenues and maintenance and services revenues are based upon the percentage of
the related revenue to total revenue.   Management believes that the
methodology for allocating the costs is reasonable.

Cash Equivalents and Marketable Securities

Cash  equivalents  include  highly  liquid  investments  in
interest bearing  accounts and commercial paper with an original
maturity  of less  than 90 days.   Marketable securities consist of
U.S.  Treasury and   U.S.  Government  agency  obligations.
Short-term marketable securities have a maturity term in excess of 90 days but less than one year. Long-term marketable securities
have a maturity  term  in excess  of  one  year.    The Company also
has an  unused,  unsecured $15,000 bank line of credit.

Cash equivalents and marketable securities classified as available-for-sale are recorded at market value, and any related
unrealized gains   and   losses  are  included  in  a  separate
component   of shareholders' equity.  Marketable securities
classified  as  held-to-maturity  are  recorded at amortized cost,
which approximates  market values.   Realized  and  unrealized gains
and losses are determined based on the specific identification method.

Financial Instruments

The carrying amounts of cash and cash equivalents, marketable securities, accounts receivable, accounts payable, accrued expenses and forward foreign exchange contracts approximate fair value due to the short-term nature of these financial instruments.

Concentrations of Credit Risk

Cash equivalents, marketable securities and accounts receivable represent a potential credit risk to the Company.
The  Company invests   its  excess  cash  with  government  and
major   financial institutions  having  strong credit ratings.
Company policy sets credit ratings and maturity terms that limit the risk of credit exposure and maintain necessary liquidity.
The  Company's revenue is generated from a significant customer
base in   diversified   industries  across  different  geographic
areas. Revenue from a customer represented 14% and 11% of consolidated revenue in 1997 and 1996, respectively and a distributor represented 11%, 12% and 13% of consolidated revenue in 1997, 1996 and 1995, respectively. The Company performs ongoing credit evaluations of its customers and has not experienced
any material losses related  to  an individual   customer  or
groups of customers in any particular geographic area. Management believes allowances for potential credit losses are adequate.

Foreign Currency Translation

Financial statements of foreign subsidiaries whose local currency is the functional currency are translated to U.S. dollars at period-end exchange rates for assets and liabilities and at
weighted  average exchange   rates  for  the  results  of
operations.   The  resulting translation      gains      and
losses      are      accumulated

(1)  Summary of Significant Accounting Policies - (continued)
Foreign Currency Translation - Continued

in a separate component of shareholders' equity. For major foreign subsidiaries, the functional currency changed in 1996
to   the subsidiaries' local currency from the U.S. dollar based upon  changes in  the Company's operating and economic environment.
 The Company's European   subsidiaries  became  more  autonomous
due  to   improved profitability and have generated sufficient cash
flows to meet their operating and capital needs. Utilization of European resources has been expanded due to the local customer demand for implementation, support and customization of the Company's software products and the establishment of a European
product development  staff.    Prior  to 1996, for foreign
subsidiaries where the functional currency was the U.S. dollar, the foreign currency gains and losses were included in determining the results of operations.

Foreign Exchange Contracts

The   Company   enters   into  forward  foreign  exchange
contracts denominated  in foreign currencies to hedge certain
foreign  currency denominated  receivables.    Any foreign exchange
gains and losses associated with these financial instruments are recorded currently in income to offset any gains and losses arising from foreign currency transactions. The resulting gains and losses were not material. The interest element of the foreign currency instruments is recognized over the life of the contract. As of December 31, 1997, the Company had approximately $12,251 of foreign exchange contracts outstanding. All contracts mature within one year. Should the counterparty to these contracts fail to meet its obligations, the Company would be exposed to foreign currency fluctuations, along with the cost, if any, to extinguish the contracts.

Property and Equipment

Depreciation  for property and equipment is primarily computed using the straight-line method over the estimated useful life of the asset. Leasehold improvements are amortized using the straight-line method over the lesser of the life of the lease or the estimated useful life of the improvement. The general ranges of lives used in calculating depreciation and amortization are: computer and other equipment, 2-5 years; office furniture and equipment, 7 years;  and  leasehold improvements, 1-10 years.

Computer Software Construction Costs

The Company designs, develops and markets computer software products. Costs related to the construction of software that are incurred after the technological feasibility of the product has been demonstrated are capitalized and amortized over the useful lives of such software. Computer software construction costs are shown net of accumulated amortization of $47,813 and $32,022 at
December 31, 1997  and  1996, respectively.   Beginning in 1996, the
Company began amortizing the software construction costs related to new releases of the I-DEAS Master Series product over a three year period based upon the estimated future economic
life of the  product.   Amortization  is calculated  on a
product-by-product basis and is the greater of the ratio that the current product revenue bears to the total of current and anticipated future years' revenue or the straight-line method over the remaining estimated economic lives of the software products.

Income Taxes

In accordance with Statement of Financial Accounting Standards
(SFAS) No.  109,  "Accounting  for Income Taxes," deferred  tax
assets  and liabilities   are   recognized  for  the  future   tax
consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. As of December 31, 1997, no benefit was currently recognized for a substantial portion of the Company's U.S. deferred tax assets since it is more likely than not that they will not be realized based upon the Company's current and anticipated mix over the next four years of domestic and foreign pre-tax accounting income, tax credits, and deductions from
non-qualified stock option exercises.   The  Company does not accrue
Federal income taxes on undistributed earnings of its foreign subsidiaries that (1) have been, or are intended to be, permanently reinvested or (2) if remitted, would not have
material income   tax   consequences.  Undistributed   earnings   of
foreign subsidiaries amounted to approximately $17,111 at December
31, 1997.

Earnings Per Share

Effective December 31, 1997, the Company adopted Statement of Financial Accounting Standards No 128, (SFAS 128) "Earnings Per Share" which establishes new methods for the computation and disclosure of earnings per common share. All earnings per share data presented has been restated to conform with the provisions of SFAS 128. Basic earnings per common share and dilutive earnings per share are computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period, respectively. Dilutive common equivalent shares are calculated using the treasury stock method and consist of stock option grants.

The reconcilations of amounts used for the basic and dilutive earnings per share calculations are as follows:

                                Income        Shares      Per-Share
                            (Numerator)   (Denominator)   Amount

1997
Basic  net  income  per
 share                      $30,030        35,265         $  .85
Effect of stock options          --         1,682
                            -------        ------
Dilutive net income per
 share                      $30,030        36,947         $  .81

1996
Basic  net  income  per
  share                     $38,148        34,315          $1.11
Effect of stock options          --         1,975
                            -------        ------
Dilutive net income  per
  share                     $38,148        36,290          $1.05

1995
Basic  net  income  per
 share                      $(2,809)       32,430          $(.09)
Effect of stock options          --            --
                            --------       ------
Dilutive income per share   $(2,809)       32,430          $(.09)



Options to purchase 3,524 and 1,737 shares of common stock at December 31, 1997 and 1996 respectively, were not included in the computation of dilutive earnings per share because the options' exercise price was greater than the average market price of common shares.

Reclassification

Certain amounts reported in previous years have been reclassified to conform to the 1997 presentation.

(2)  Business Acquisitions

Metaphase Technology, Inc.

In   1992,  the  Company  and  Control  Data  Systems,  Inc.
(CDSI) established a joint venture company, Metaphase Technology, Inc., (Metaphase), to develop and market PDM
software  worldwide.   The Company initially owned a 35% interest
and increased such interest to 50% during 1993. The Company's investment in Metaphase was accounted for on the equity basis.

In  January  1997,  the  Company  acquired  the  remaining  stock of Metaphase and certain assets of CDSI's global PDM software sales
and support  business.   The  purchase  price  of  approximately
$33,000 included cash and a stock warrant. The warrant is exercisable for 750 shares of the Company's common stock without par value at the exercise price of $28 per share and expires on
December 31, 1998.   A value  of  $3,500  has been assigned to the
warrant and recorded in Shareholders' equity. The acquisition was accounted for using the purchase method. The Company's consolidated statement of operations includes the operating results of Metaphase and the CDSI assets acquired, beginning January 1, 1997. The excess of purchase price over the fair
values of the net assets acquired  of  approximately $2,816   was
recorded  as  goodwill.   Certain  other  intangibles, including
computer software construction costs, totalled approximately
$8,555.    All  intangibles   associated   with   the acquisition
are being amortized over their useful lives, which do not exceed seven years. Also in connection with the acquisition, the Company recorded a one-time charge to operations of $20,850 for the write off of in-process research and development acquired in the transaction that did not have an alternative future use and had not reached technological feasibility. Pro forma results of the purchase are not presented as the amounts are not material to the consolidated financial statements.

Computer Aided Systems for Engineering

In December 1997, the Company acquired all the outstanding stock of two privately held companies doing business together as Computer Aided Systems for Engineering, (CASE), by issuing 1,500 shares of common stock having an aggregate market value of
approximately $25,000.    The  acquisition  was  accounted  for  as
a pooling-of-interests, and accordingly, all prior periods have been restated to include CASE results. CASE, an S corporation prior to acquisition, had been a third party developer of drafting software for the Company since 1984.

Revenue and net income (loss) of the separate companies for the periods before the acquisition are as follows:

                                  1997         1996       1995
Revenue:
 SDRC                         $351,322      $285,256   $224,138
 CASE                            8,749         7,674      6,581
 Less intercompany sales        (8,749)       (7,674)    (6,581)
                               --------      -------    -------
   Total revenue              $351,322      $285,256   $224,138
                               --------      -------    --------
Net income (loss):
 SDRC                         $ 24,342      $ 33,689   $ (7,471)
 CASE                            5,688         4,459      4,662
                               -------       -------    --------
   Net income (loss)          $ 30,030      $ 38,148   $ (2,809)
                               =======       =======    ========

Adjustments recorded to adopt the same accounting practices were not material to the consolidated financial statements.
Acquisition charges were not material.

(2)  Business Acquisitions - (continued)

Camax Manufacturing Technologies, Inc.

In  June  1996,  the  Company  completed  the  acquisition  of
Camax Manufacturing   Technologies,  Inc.  (Camax)  and  its
wholly-owned subsidiaries. Camax provides computer-aided manufacturing software for computerized-numerical-control machining operations. The Camax products and services are designed to simplify, automate and optimize the machining process to streamline production and accelerate time-to-market.

In  exchange  for 100 percent ownership of Camax common  stock,
SDRC issued approximately 967 shares of SDRC common stock and paid approximately $1,236 to a Camax shareholder who exercised
dissenter's rights.    The  market  value  of  the  shares  and
cash  paid   was approximately $30,000. Acquisition charges of
$1,102 were recorded in the second quarter of 1996. The acquisition was accounted for as a pooling-of-interests. All historical financial data of the Company was restated to include the results of Camax for all periods presented.

Revenue and net income (loss) of the separate companies for the periods before the acquisition are as follows:

                           Three months ended    Year ended
                              March 31,          December 31,
                                1996                1995
Revenue:
 SDRC                          $60,971            $204,084
 Camax                           4,078              20,054
                               -------            ---------
   Total revenue               $65,049            $224,138
Net income (loss):
 SDRC                          $ 7,919            $ (3,805)
 Camax                            (504)                996
                              --------            --------
   Net income (loss)           $ 7,415            $ (2,809)
                              ========            ========

Adjustments recorded to adopt the same accounting practices were not material to the consolidated financial statements.

SDRC Software and Services, GmbH

In 1994, the Company formed a joint venture with Siemens Nixdorf Informationssysteme AG and in 1995, purchased the remaining interest of SDRC GmbH. The acquisition was accounted for using the purchase method. As of the acquisition date, 100% of the operating results of SDRC GmbH are included in the consolidated financial statements. Pro forma results of the purchase are not presented as the amounts are not material to the consolidated financial statements.

ESTECH Corporation

In 1989 the Company and Nissan Motor Co., Ltd. established a
Japanese joint   venture  company,  ESTECH  Corporation  (ESTECH)
to  provide engineering  services  in  Japan and  the  Asia-Pacific
areas.   The Company  owns a 30% interest in ESTECH and accounts for
it under  the equity  method.   The impact of its results are not
material  to  the Company's results of operations.

(3)    Marketable Securities
Marketable Securities consist of the following:

                             December 31, 1997
              Amortized    Unrealized   Unrealized   Estimated
                 Cost         Gains      Losses      Fair Value
Current:
Available
  for sale        $12,916     $  9      $   (2)     $12,923
Held to maturity      107       --          --          107
                   ------     -----      ------      ------
                  $13,023     $  9      $   (2)     $13,030
Non Current:
Available
  for sale        $14,943     $ 42      $  (60)     $14,925


(3)  Marketable Securities - (continued)

                                December 31, 1996

                     Amortized  Unrealized  Unrealized  Estimated
                        Cost      Gains     Losses      Fair Value

Current:
   Available for sale    $18,468  $  34          -       $18,502
Non Current:
   Available for sale    $10,572  $  12     $  (75)      $10,509

Non current, available-for-sale marketable securities at December
31, 1997,  have maturities of $14,029 in 1999 and $896 in 2013.
Realized gains   and  losses  on  the  sale  of  marketable
securities   were immaterial.

(4)  Property and Equipment
                                                December 31
Property and equipment,
recorded at cost, consist of the following:
                                              1997       1996
Property and equipment, at cost:
 Computer and other equipment            $57,364       $49,580
 Office furniture and equipment           16,983        14,535
 Leasehold improvements                    6,685         5,695
                                          ------        ------
                                          81,032        69,810
Less accumulated depreciation and
amortization                             (56,405)      (48,785)
                                         -------       -------
   Net property and equipment            $24,627       $21,025
                                         =======       =======

Future  minimum  lease payments under noncancelable operating leases for the five years ending December 31, 2002 approximate $17,538, $14,400, $9,530, $6,961 and $6,081, respectively, and
 $42,512 thereafter. Total rental expenses under operating leases for the years ended December 31, 1997, 1996 and 1995 were $19,604, $16,426, and $14,576, respectively.

(5)  Income Taxes







Pre-tax accounting income (loss) consists
of the following:
                                       Year ended December 31
                                  1997       1996       1995
 Domestic                       $25,741    $32,236    $(1,502)
 Foreign                         15,798     14,548      5,872
                                 ------     ------     ------
                                $41,539    $46,784    $ 4,370

The provision for income taxes consists
of the following:

                                        Year ended December 31
                                    1997       1996        1995
Federal:
 Current                          $   740     $ 1,234     $   35
 Deferred                            (740)     (2,125)       563
                                   -------     -------   -------
                                       --        (891)       598
State:                              1,200       1,418        282
Foreign:
 Income taxes                       5,520       3,125      2,215
 Withholding taxes                  4,789       4,984      4,084
                                   ------      ------     ------
Actual income tax expense         $11,509     $ 8,636     $7,179

Deferred state and foreign taxes are not material.

(5)  Income Taxes - (continued)

The  provision for income taxes differs from the amounts computed  by using  the  statutory U.S.
Federal income tax rate.  The reasons  for the differences are as follows:



                                              Year ended December 31
                                            1997       1996       1995
Computed expected income tax expense      $14,539    $16,374    $ 1,530
Increase (reduction) resulting from:
 Purchased in-process research and
  development                               7,297         --         --
 Foreign withholding taxes,
   without current benefit                     --         --      4,084
 Foreign income taxed at other than the
  U.S. statutory rate                          57     (1,966)       160
 U.S. losses without tax benefit               --         --      2,157
 Utilization of U.S. tax carryforwards     (9,721)    (4,806)        --
 S corporation benefit                     (1,934)    (1,516)    (1,585)
 Change in net deferred taxes                (828)    (2,125)       563
 Alternative minimum taxes                    740      1,125         --
 State taxes, net of federal benefit          780        922        282
 Other                                        579        628        (12)
                                          -------     ------     -------
   Actual Income tax expense              $11,509    $ 8,636    $ 7,179


The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities are as follows:

                                                      December 31
                                                   1997       1996
Deferred tax assets:
 Revenue recognition and accounts receivable   $ 2,753     $ 2,580
 Property and equipment                          1,663       1,114
Computer software construction costs and
 capitalized research expenses, net of
 amortization                                   15,624      10,794
 Accrued lawsuit settlement                          -       3,536
 Other liabilities and reserves                  4,526       5,006
 Tax credit and net operating loss
  carryforwards                                  9,291      12,482
 Other                                             608       1,450
                                                ------      ------
    Total deferred tax assets                   34,465      36,962
 Valuation allowance                           (31,538)    (34,837)
                                               -------     -------
 Net deferred tax assets                         2,927       2,125
                                               -------     -------
     Deferred tax liabilities                       --          --
                                               -------     -------
     Total net deferred taxes                  $ 2,927     $ 2,125
                                               =======     =======


Of  the  $9,291 in tax carryforwards available at December 31,
1997, $252  expire in the years 1998 through 2000 and the remainder
expire thereafter.   Alternative minimum tax carryforwards of
$2,927  never expire.

The net change in the valuation allowance for deferred tax assets was a decrease of $3,299 and $1,676 in 1997 and 1996, respectively.
 Of the $31,538 in valuation allowance at December 31, 1997, $18,732 is attributable to the tax benefit of stock option
exercises.   Such benefits  will  be credited to capital in excess
of stated  value  if realized.

(6)  Shareholders' Rights Plan

In  1988, the Board of Directors adopted a Shareholders' Rights
Plan to protect shareholders' interests in the event of an unsolicited attempt to gain control of the Company. Under the Shareholders' Rights Plan, shareholders are granted certain rights in the event of a triggering event (Rights). The Rights become exercisable if a person acquires 20% or more of the Company's outstanding common stock or announces a tender offer which would result in a person or group acquiring 20% or more of the common
stock (Distribution Date).   If, at  any  time  following the
Distribution Date, the Company has not redeemed the Rights, the Company becomes the surviving corporation in a merger or a person becomes the beneficial owner of 20% or more of the Company's common stock (Triggering Date), each holder of a Right will have the right to purchase shares of the Company's common stock having a value equal to two times the Right's exercise price of $110. If, at any time following the Triggering Date, the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation, each holder of a Right shall have the right to purchase shares of common stock of the acquiring company having a value equal to two times the exercise price of the Right. The Rights expire on August 10, 1998, and may be redeemed by the Company for $.0025 per Right.

 (7)      Common Stock and Employee Benefit Plans

Stock Option Plans

Under  the 1991 Employee Stock Option Plan, the Company has
reserved 5,300  shares of previously unissued common stock.   Under
the plan, options to purchase shares may be granted to key employees and executive officers at the fair market value at the date of grant.

In  1991,  the  adoption  of the Director's  Non-Discretionary
Stock Option Plan converted the Amended and Restated 1986 Stock Option Plan into a non-discretionary plan allowing future grants to outside directors at the fair market value at the date of grant. Under the original 1986 plan, the Company had reserved 7,000 shares of previously unissued common stock. The status of all outstanding options previously granted to employees remained unchanged.

(7)  Common Stock and Employee Benefit Plans - (continued)

Stock Option Plans - continued

In 1994, the shareholders adopted the 1994 Long-Term Stock Incentive Plan, allowing stock incentives including stock options, stock appreciation rights, stock awards, and any
combination to be  granted to  employees.   The  number of shares
with respect  to  which  stock incentives may be granted in one
calendar year shall not exceed 4% of the   Company's  issued  and
outstanding  common  stock.   No  stock incentives  other than
non-qualified stock options have been  granted under the 1994 plan.

Under the plans, employee options expire ten years from the date of grant and are exercisable as follows: 33% on the first anniversary of the grant date; an additional 34% on the second anniversary; and all or any remaining options on the third anniversary until expiration. Director options expire five years from the date of grant and are exercisable 50% upon expiration of six months from the grant date and all or any remaining options on the first anniversary of the grant date until expiration.

With  the acquisition of Camax on June 30, 1996, the Company assumed approximately 175 outstanding stock options representing all of Camax's obligations under five existing stock option plans and certain out-of-plan options. The assumed stock options and stock appreciation rights were generally granted to employees and directors of Camax at 100% of the market value at the date of
grant and expire ten  years from date of grant.   No additional
stock options will  be granted under the Camax plans.



                December 31, 1997     December 31, 1996    December 31, 1995

                          Weighted            Weighted             Weighted
                          Average             Average              Average
                 Stock    Exercise   Stock    Exercise    Stock    Exercise
                 Options  Price      Options  Price       Options  Price
Outstanding at
 beginning
 of the year       4,945  $17.10      5,008   $12.09      7,289    $12.58
   Granted         2,190  $22.33      1,337   $30.09      1,143    $ 7.54
   Exercised        (931) $11.74     (1,169)  $11.11     (1,510)   $ 7.90
   Cancelled        (407) $22.81       (231)  $13.93     (1,914)   $14.90

Outstanding at
 end of the year   5,797  $19.54      4,945   $17.10      5,008    $12.09

Options
exercisable
   at yearend      2,891  $15.89      2,935   $13.71      3,227    $13.36


 (7)      Common Stock and Employee Benefit Plans - (continued)

Stock Option Plans - continued

Information regarding options outstanding as of December 31, 1997 is as follows:


                                 Options Outstanding      Options Exercisable
                                Weighted
                                Average      Weighted                Weighted
                                Remaining    Average                 Average
Range of            Number      Contractual  Exercise  Number        Exercise
Exercise Prices   Outstanding   Life         Price     Exercisable   Price

$ 3.44 - $ 6.31       680          5.45        5.96       494          5.84
$ 7.22 - $11.13       581          4.89       10.76       577         10.77
$12.19 - $16.25       880          4.55       15.39       878         15.39
$16.63 - $20.06       598          8.70       18.18       129         17.39
$20.13 - $22.44       513          4.82       20.68       362         20.17
$22.50                877          9.12       22.50        --            --
$22.63 - $26.31       613          9.13       25.10        32         24.30
$26.75 - $29.13        59          5.90       28.77        44         28.81
$29.53                  6          9.71       29.53        --            --
$31.25                990          8.05       31.25       375         31.25
---------------     -----          ----       -----    ------         -----
$ 3.44 - $31.25     5,797          6.93      $19.54     2,891        $15.89


Stock Purchase Plan

Under  the Stock Purchase Plan, all domestic full-time employees who are non-executive officers are entitled to purchase the Company's common stock at 90% of fair market value. Employees electing to participate must contribute at least 1% with a maximum of 10% of the participant's base salary and commissions each month. All incidental expenses related to the issuance of these shares,
including  the  10% discount,  have  been  charged to income.   The
plan has no fixed expiration date, may be terminated by the Company at any time and has no limitation on the number of shares that may be issued.

Other Employee Benefit Plans

The   Company  provides  retirement  benefits  to  substantially
all employees   through  defined  contribution  plans.    The
Company's contributions are primarily based on employee compensation
and  years of  service.   Expenses related to the 401(k) Plan and
other defined contribution plans were approximately $3,967, $3,225 and $3,044 in 1997, 1996 and 1995, respectively.

The  Structural  Dynamics Research Corporation Tax  Deferred
Capital Accumulation Plan (401(k) Plan) is a defined contribution plan covering all salaried employees of the domestic
divisions  of  the Company.    Employees may make contributions to
the  401(k)  Plan  by authorizing a reduction of their compensation
of at least 1% up to  a maximum of 15%.   The Company may provide a
matching contribution in the form of Company stock or cash equal to 50% of the employee contribution, up to a maximum of 6% of the employee compensation. Participants are immediately vested in their voluntary contributions and are vested in the Company contributions after three years of continuous service.

The Company provides severance benefits for involuntarily terminated employees based on employees' prior years of service.
The Company's obligation for these post employment benefits is recorded in other long-term liabilities.


(7)  Common Stock and Employee Benefit Plans - (continued)

Stock-Based Compensation

The Company accounts for stock options in accordance with APB No.
25, "Accounting   for  Stock  Issued  to  Employees."   Accordingly,
 no compensation cost has been recognized in results of operations for stock option grants. The Company has adopted the
disclosure-only provisions   of   SFAS   No.   123,   "Accounting
for   Stock-Based Compensation."  Had compensation cost for the
Company's stock option plans been determined based on the fair value at the grant date for awards in 1997, 1996 and 1995, and allocated over the options' vesting date consistent with the provisions of SFAS No. 123, the Company's net income (loss) and income (loss) per share would have been reduced to the pro forma amounts as follows:
                                   1997        1996         1995
Net income (loss) - as reported  $30,030      $38,148    $(2,809)
Net income (loss) - pro forma     19,758       32,727     (3,885)
Dilutive income (loss) per
 share - as reported             $   .81      $  1.05    $  (.09)
Dilutive income (loss) per
 share - pro forma               $   .53      $   .90    $  (.12)

The pro forma effect on the Company's net income (loss) and income (loss) per share for 1997, 1996 and 1995 is not representative of the pro forma effect in future years. The pro forma effect does not take into consideration compensation expense related to grants made prior to 1995 or additional grants in future years which are anticipated.

The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants: dividend yield of 0%; expected terms of 3 years; expected volatility of 57% for 1997 and 63% for 1996 and 1995; and risk-free interest rate of 5.7% for
1997 and 5.6% for  1996  and  1995.   The weighted average fair
value of options granted was $10.07, $13.76 and $3.69 in 1997, 1996 and 1995, respectively.

(8) Commitments and Contingencies

Except  for  the  following matters, SDRC  is  not  a  party  to any litigation other than ordinary routine litigation incidental  to
its business.   The  Company  was a defendant  in  a  class  action
suit alleging violations of certain federal securities laws, captioned In Re: Structural Dynamics Research Corporation Securities Litigation, United States District Court, Southern
District of Ohio, Consolidated Master  File No. C-1-94-630.   In
December 1995, the parties to this matter entered into a Memorandum of Understanding for settlement, subject to final Court approval. On March 22, 1996, the Court approved the proposed settlement and a final order was entered. Pursuant to the order, a settlement fund of $37.5 million was established, consisting of $17.6 million cash provided by the Company, $10.0 million in shares of the Company's common stock (valued on the market price at the time of distribution), and $9.9 million
cash  provided by the Company's former accountants.   During 1997,
the Company issued common stock of $10 million to finalize  its
contribution  to  the  settlement  fund.   The  settlement  does
not constitute an admission of liability on the part of any defendant. The Company's Board of Directors determined that the settlement was in the best interest of the Company and its
shareholders in light of the   uncertainty  of  the  outcome,  the
high  cost  of   continued litigation,  and  the  high level of
management time and attention continued litigation would have required which could be better spent on the Company's business.

The  Company  was  a  party  to shareholders'  derivative
litigation captioned In Re: Structural Dynamics Research Corporation Derivative Litigation, United States District Court, Southern District of Ohio, Consolidated Master File No.
C-1-94-650.   The  Company  paid  the plaintiffs' counsel fees of
approximately $900 and $50 for their out-of-pocket  expenses in full
settlement of the matter.   The  parties' agreement  was approved by
the United States District Court  on  July 19, 1996.

(8)  Commitments and Contingencies - (continued)

Pursuant to certain contractual obligations, the Company has agreed to indemnify its directors and officers under certain circumstances against claims arising from lawsuits. The Company may be obligated to indemnify certain of its directors and officers for the costs they may incur as a result of the lawsuits.

(9)  Other Income, Net
                                     Year ended December 31

Other income, net consists of:     1997     1996       1995
Interest income                   $5,201  $ 4,593    $ 3,697
Loss on sale of UK test and
 analysis division                    --       --     (1,878)
Other                               (682)  (1,377)      (553)
                                  -------  -------    -------
 Other income, net                $4,519  $ 3,216    $ 1,266
                                  =======  =======    =======

In July 1995, SDRC sold its test and analysis division located in the United Kingdom to MascoTech Engineering Europe Limited for net proceeds of $524 and realized a loss on the sale of $1,878. The loss includes foreign currency losses and estimated costs pertaining to a lease commitment.

Other consists of net foreign currency exchange gains and losses and, in 1996, the derivative litigation settlement.

(10)  Segment and Geographic Information

The Company operates in a single industry segment providing software and related services to manufacturers for the design, analysis, testing, and manufacture of mechanical products and the management of associated product information.





                                             Operating        Identifiable
Financial  data  by  geographic   Revenue     Income (Loss)     Assets
area is as follows:
                                        Year ended December 31, 1997
North America                     $171,003    $ 30,323          $105,178
Europe                             107,153      18,951            57,629
Asia-Pacific                        73,166      24,303            22,754
Corporate                               --     (15,668)          107,635
Purchased in-process research
 and development                        --     (20,850)               --
                                  --------     --------         ---------
 Consolidated                     $351,322    $ 37,059          $293,196
                                  ========     =========        =========

                                        Year ended December 31, 1996
North America                     $136,532    $ 21,570          $ 82,433
Europe                              80,275      17,360            47,470
Asia-Pacific                        68,449      17,929            18,737
Corporate                               --     (11,959)           90,732
                                   -------     --------          --------
 Consolidated                     $285,256    $ 44,900          $239,372
                                   =======     ========          ========

                                        Year ended December 31, 1995
North America                     $102,271    $ 14,443          $ 71,063
Europe                              61,420       9,195            39,024
Asia-Pacific                        60,447      16,155            14,637
Corporate                               --     (11,438)           82,949
                                   --------    -------          --------
 Consolidated                     $224,138    $ 28,355          $207,673
                                   ========    =======          ========


(11)  Quarterly Results of Operations (Unaudited)
The following table sets forth selected unaudited quarterly financial information for 1997 and 1996. The Company believes that all necessary adjustments have been included to present fairly the selected quarterly information.





                                Three months ended                           Year ended
                    March 31,    June 30,   September 30,   December 31,     December 31,
1997                   1997        1997           1997          1997             1997
Revenue              $ 80,864      $88,678       $86,738       $95,042         $351,322
Gross profit           52,904       58,507        55,729        63,738          230,878
Net income (loss)     (11,167)      11,633        12,752        16,812           30,030
Basic earnings (loss)
 per share               (.32)         .33           .36           .47              .85 *
Dilutive earnings
(loss) per share         (.32)         .32           .34           .46              .81 *

                                 Three months ended                            Year ended
                     March 31,   June 30,  September 30,   December 31,       December 31,
1996                   1996        1996        1996           1996               1996
Revenue              $ 65,049      $66,669       $71,777       $81,761         $285,256
Gross profit           47,728       47,460        51,524        58,045          204,757
Net income              7,415        7,697         9,616        13,420           38,148
Basic earnings per
 share                    .22          .22         .28             .39             1.11 *
Dilutive earnings per
 share                    .21          .21         .27             .37             1.05 *


*  Per share amounts are not additive.


(12)  Common Stock Information (Unaudited)
The  Company's  common  stock is listed and traded  on  the
National Association  of  Securities       Dealers, Inc.  Automatic
Quotation (NASDAQ) National Market System.

The high and low bid prices per share for the Company's common stock as reported on the NASDAQ National Market System are contained
in the table  below.   Such quotations reflect inter-dealer  prices
without retail  mark-up,  mark-down  or commission.    The  Company
paid no dividends in 1997 or 1996 and intends to continue its policy of retaining earnings to finance future growth. There were approximately 2,400 shareholders of record as of December 31, 1997.

                        Three months ended
           March 31,  June 30,    September 30,  December 31,
            1997        1997        1997            1997
High         26       27 5/8         30            25 7/8
Low      19 1/8      18 7/16     23 3/4            15 1/4

                         Three months ended
           March 31,  June 30,    September 30,  December 31,
            1996        1996           1996        1996
High     35 1/2       37 3/8        27 1/4         24 1/4
Low      22 1/4       19 1/2            15         17 1/8




Exhibit 21


       STRUCTURAL DYNAMICS RESEARCH CORPORATION AND SUBSIDIARIES
                    SUBSIDIARIES OF THE REGISTRANT





                                             State or Other
                                             Jurisdiction
Name                                         of Incorporation

SDRC CASE/Inc.                               Ohio
SDRC Brasil Limitada                         Brazil
SDRC U.K. Limited                            United Kingdom
SDRC Italia, Srl.                            Italy
SDRC Korea Limited                           South Korea
SDRC Svenska AB                              Sweden
SDRC Singapore Pte. Ltd.                     Singapore
SDRC Nederland B.V.                          Netherlands
SDRC AG                                      Switzerland
SDRC Belgium N.V./S.A.                       Belgium
SDRC France S.A.                             France
SDRC Espaua, S.A.                            Spain
SDRC Japan K.K.                              Japan
SDRC Software and Services, GmbH             Germany
Point Control International Sales            Virgin Islands
Corporation



Note: All of the above corporations are wholly owned subsidiaries of the Registrant directly or indirectly.

Exhibit 23



                  Consent of Independent Accountants


We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 33-20774, 33-22136, 33-40561, 33-41671, 33-58701, 33-72328 and 33-07365) of Structural
Dynamics Research Corporation of our report dated January 23, 1998 appearing on page 33 of the 1997 Annual Report to Shareholders which is incorporated in this Annual Report on Form 10-K. We also consent to the incorporation by reference of our report on the Financial Statement Schedule, which appears in this Form 10-K.


/s/Price Waterhouse LLP
Price Waterhouse LLP
Cincinnati, Ohio
March 27, 1998



                   Report of Independent Accountants



To the Board of Directors
of Structural Dynamics Research Corporation


Our audits of the consolidated financial statements referred to in our report dated January 23, 1998 appearing on page 33 of the 1997 Annual Report to Shareholders of Structural Dynamics Research Corporation (which report and consolidated financial statements are incorporated by reference in this Annual Report on Form 10-K) also included an audit of the Financial Statement Schedule listed in Item
14 (a) of this Form 10-K.   In  our opinion, the Financial Statement
Schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.





/s/Price Waterhouse LLP
Price Waterhouse LLP
Cincinnati, Ohio
January 23, 1998








Schedule II

       STRUCTURAL DYNAMICS RESEARCH CORPORATION AND SUBSIDIARIES
                   VALUATION AND QUALIFYING ACCOUNTS
             YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995

                            (in thousands)



                Balance    Charged                  Balance
              at Beginning (Credited)  Deductions/  at End
Description   of Period    to Income  (Recoveries)  of Period

Accounts
Receivable:

Year ended
December 31,       $3,100      (273)         307      $2,520
1995

Year ended
December 31,       $2,520     2,689        1,928      $3,281
1996

Year ended
December 31,       $3,281     1,005          757      $3,529
1997